         Exhibit 99.3

PotashCorp

Helping Nature Provide

2017

Audited Annual Financial Statements and Notes for the Fiscal Year Ended December 31, 2017

Financials &

Notes

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MDA	Management’s Discussion & Analysis

54	PotashCorp 2017 Annual Report

MANAGEMENT’S RESPONSIBILITY

Management’s Responsibility for Financial Reporting

MANAGEMENT’S REPORT ON FINANCIAL STATEMENTS

The accompanying consolidated financial statements and related financial information are the responsibility of PotashCorp management. They have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and include amounts based on estimates and judgments. Financial information included elsewhere in this report is consistent with the consolidated financial statements.

The consolidated financial statements are approved by the Board of Directors on the recommendation of the audit committee. The audit committee of the Board of Directors is composed entirely of independent directors. The audit committee discusses and analyzes PotashCorp’s interim condensed consolidated financial statements and MD&A with management before such information is approved by the committee and submitted to securities commissions or other regulatory authorities. The annual consolidated financial statements and MD&A are also analyzed by the audit committee and management and are approved by the Board of Directors.

In addition, the audit committee has the duty to review critical accounting policies and significant estimates and judgments underlying the consolidated financial statements as presented by management, and to approve the fees of our independent registered public accounting firm.

Our independent registered public accounting firm, Deloitte LLP, performs an audit of the consolidated financial statements, the results of which are reflected in their report for 2017 included on Page 57. Deloitte LLP have full and independent access to the audit committee to discuss their audit and related matters.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Internal control over financial reporting includes maintaining records that accurately and fairly reflect our transactions, providing reasonable assurance that: transactions are recorded for preparation of consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board; receipts and expenditures of company assets are made in accordance with management authorization; and unauthorized acquisition, use or disposition of company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis. Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of the company’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and concluded that the company’s internal control over financial reporting was effective as at December 31, 2017. The effectiveness of the company’s internal control over financial reporting as at December 31, 2017 has been audited by Deloitte LLP, as reflected in their report for 2017 included on Page 56.

There has been no change in our internal control over financial reporting in 2017 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. During 2017, we implemented internal controls to ensure we have adequately evaluated our contracts and properly assessed the impact of the new accounting standard related to revenue recognition on our financial statements to facilitate the adoption on January 1, 2018. We do not expect significant changes to our internal control over financial reporting due to the adoption of the new standard.

J. Tilk

President and Chief Executive Officer

February 20, 2018

W. Brownlee

Executive Vice President and

Chief Financial Officer

PotashCorp 2017 Annual Report	55

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Potash Corporation of Saskatchewan Inc.

OPINION ON INTERNAL CONTROL OVER FINANCIAL REPORTING

We have audited the internal control over financial reporting of Potash Corporation of Saskatchewan Inc. and subsidiaries (the “Company”) as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated financial statements as of and for the year ended December 31, 2017, of the Company and our report dated February 20, 2018, expressed an unqualified opinion on those financial statements.

BASIS FOR OPINION

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

DEFINITION AND LIMITATIONS OF INTERNAL CONTROL OVER FINANCIAL REPORTING

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Chartered Professional Accountants

Licensed Professional Accountants

Saskatoon, Canada

February 20, 2018

56	PotashCorp 2017 Annual Report

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Potash Corporation of Saskatchewan Inc.

OPINION ON THE FINANCIAL STATEMENTS

We have audited the accompanying consolidated statements of financial position of Potash Corporation of Saskatchewan Inc. and subsidiaries (the “Company”) as of December 31, 2017 and 2016, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring

Organizations of the Treadway Commission and our report dated February 20, 2018, expressed an unqualified opinion on the Company’s internal control over financial reporting.

BASIS FOR OPINION

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Chartered Professional Accountants

Licensed Professional Accountants

Saskatoon, Canada

February 20, 2018

We have served as the Company’s auditors since 1977.

PotashCorp 2017 Annual Report	57

CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31	in millions of US dollars except as otherwise noted

Consolidated Statements of Income

The consolidated statements of income present a summary of earnings.

2017

HIGHLIGHTS (UNAUDITED)

		2017	2016 [1]	2015 [1]

Sales	Note 3	$4,547	$ 4,456	$ 6,279
Freight, transportation and distribution	Note 4	(537)	(535)	(488)
Cost of goods sold	Note 4	(3,335)	(3,091)	(3,522)

Gross Margin		675	830	2,269
Selling and administrative expenses	Note 4	(214)	(212)	(239)
Provincial mining and other taxes	Note 5	(151)	(124)	(310)
Transaction costs	Note 32	(84)	(18)	–
Other (expenses) income	Note 6	(17)	(17)	33

Operating Income		209	459	1,753
Finance costs	Note 7	(238)	(216)	(192)

(Loss) Income Before Income Taxes		(29)	243	1,561
Income tax recovery (expense)	Note 8	183	(44)	(446)

Net Income from Continuing Operations		$154	$ 199	$ 1,115
Net Income from discontinued operations	Note 19	173	124	155

Net Income		$327	$ 323	$ 1,270

Net Income per Share from Continuing Operations	Note 9
Basic		$0.18	$ 0.24	$ 1.34
Diluted		$0.18	$ 0.24	$ 1.34

Net Income per Share from Continuing and Discontinued Operations	Note 9
Basic		$0.39	$ 0.39	$ 1.52
Diluted		$0.39	$ 0.38	$ 1.52

Weighted Average Shares Outstanding	Note 9
Basic		840,079,000	838,928,000	834,141,000
Diluted		840,316,000	839,459,000	837,349,000

1 Certain amounts have been reclassified as a result of discontinued operations described in Note 19.

(See Notes to the Consolidated Financial Statements)

• $785 of 2017 gross margin was earned in the potash segment; nitrogen earned $256 and phosphate realized a loss of $366.

• Cost of goods sold includes $305 of impairment losses related to phosphate.

• Earnings from Sociedad Quimica y Minera de Chile S.A. (“SQM”) and Arab Potash Company (“APC”) and income from Israel Chemicals Ltd. (“ICL”) are presented as discontinued operations for all years to reflect required divestitures of these investments.

MDA	Pages 11-13 – Potash Financial Performance
Pages 16-18 – Nitrogen Financial Performance
Pages 20-21 – Phosphate Financial Performance
Pages 25-27 – Other Expenses and Income

58	PotashCorp 2017 Annual Report

2017

HIGHLIGHTS (UNAUDITED)

•	The net fair value gain on available-for-sale investments in 2017, compared to the net fair value loss in 2016, was primarily due to the increase in the fair value of the company’s investment in Sinofert Holdings Limited (“Sinofert”) in 2017, whereas the fair value of Sinofert decreased in 2016.

For the years ended December 31	in millions of US dollars except as otherwise noted

Consolidated Statements of Comprehensive Income

The consolidated statements of comprehensive income present changes in net assets during the year other than transactions with shareholders. Amounts recorded in other comprehensive income (loss) may be subsequently reclassified to net income or may not pass through net income.

(net of related income taxes)	2017	2016	2015

Net Income	$327	$323	$1,270
Other comprehensive income (loss)
Items that will not be reclassified to net income:
Net actuarial gain on defined benefit plans [1]	46	16	36
Items that have been or may be subsequently reclassified to net income:
Available-for-sale investments [2]
Net fair value gain (loss) during the year	30	(34)	(546)
Cash flow hedges
Net fair value (loss) gain during the year [3]	(17)	7	(52)
Reclassification to income of net loss [4]	34	50	54
Other	3	2	(9)

Other Comprehensive Income (Loss)	96	41	(517)

Comprehensive Income	$423	$364	$753

1 Net of income taxes of $(20) (2016 – $(16), 2015 – $(22)).

2 Available-for-sale investments are comprised of shares in ICL, Sinofert and other. The company’s investment in ICL was classified as held for sale on December 31, 2017 and the divestiture of all equity interests in ICL was completed on January 24, 2018.

3 Cash flow hedges are comprised of natural gas derivative instruments and were net of income taxes of $(3) (2016 – $(4), 2015 – $31). In the fourth quarter of 2017, related deferred income tax assets were reduced by $8 due to a US federal income tax rate decrease.

4 Net of income taxes of $(20) (2016 – $(28), 2015 – $(30)).

(See Notes to the Consolidated Financial Statements)

PotashCorp 2017 Annual Report	59

2017

HIGHLIGHTS

(UNAUDITED)

For the years ended December 31	in millions of US dollars except as otherwise noted

Consolidated Statements of Cash Flow

The consolidated statements of cash flow start with net income adjusted for non-cash items affecting net income to arrive at cash flow from operating activities, and present cash used in investing and financing activities.

		2017	2016	2015
Operating Activities
Net income		$327	$323	$1,270
Adjustments to reconcile net income to cash provided by operating activities	Note 10	826	877	941
Changes in non-cash operating working capital	Note 10	72	60	127

Cash provided by operating activities		1,225	1,260	2,338

Investing Activities
Additions to property, plant and equipment		(651)	(893)	(1,217)
Other assets and intangible assets		(1)	(2)	(67)

Cash used in investing activities		(652)	(895)	(1,284)

Financing Activities
Proceeds from long-term debt obligations		–	496	494
Repayment of, and finance costs on, long-term debt obligations		(501)	(8)	(502)
Proceeds from (repayment of) short-term debt obligations		341	(128)	(19)
Dividends		(330)	(809)	(1,204)
Issuance of common shares		1	25	53

Cash used in financing activities		(489)	(424)	(1,178)

Increase (Decrease) in Cash and Cash Equivalents		84	(59)	(124)
Cash and Cash Equivalents, Beginning of Year		32	91	215

Cash and Cash Equivalents, End of Year		$116	$32	$91

Cash and cash equivalents comprised of:
Cash		$14	$13	$30
Short-term investments		102	19	61

		$116	$32	$91

(See Notes to the Consolidated Financial Statements)

•	Cash used in financing activities was primarily impacted by the repayment of $500 of 3.25 percent senior notes and dividends paid, partly offset by the issuance of commercial paper.

MDA	Pages 32-33 – Sources and Uses of Cash

60	PotashCorp 2017 Annual Report

in millions of US dollars

Consolidated Statements of Changes in Shareholders’ Equity

The consolidated statements of changes in shareholders’ equity show the movements in shareholders’ equity.

			Accumulated Other Comprehensive Income (Loss)
	Share Capital	Contributed Surplus	Net unrealized gain (loss) on available-for- sale investments [1]	Net (loss) gain on derivatives designated as cash flow hedges	Net actuarial gain on defined benefit plans		Other	Total Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Equity [2]
Balance – December 31, 2014	$1,632	$234	$623	$(119)	$–	[3]	$(1)	$503	$6,423	$8,792
Net income	–	–	–	–	–		–	–	1,270	1,270
Other comprehensive (loss) income	–	–	(546)	2	36		(9)	(517)	–	(517)
Dividends declared	–	–	–	–	–		–	–	(1,274)	(1,274)
Effect of share-based compensation including issuance of common shares	72	(4)	–	–	–		–	–	–	68
Shares issued for dividend reinvestment plan	43	–	–	–	–		–	–	–	43
Transfer of net actuarial gain on defined benefit plans	–	–	–	–	(36)		–	(36)	36	–

Balance – December 31, 2015	$1,747	$230	$77	$(117)	$–	[3]	$(10)	$(50)	$6,455	$8,382
Net income	–	–	–	–	–		–	–	323	323
Other comprehensive (loss) income	–	–	(34)	57	16		2	41	–	41
Dividends declared	–	–	–	–	–		–	–	(590)	(590)
Effect of share-based compensation including issuance of common shares	36	(8)	–	–	–		–	–	–	28
Shares issued for dividend reinvestment plan	15	–	–	–	–		–	–	–	15
Transfer of net actuarial gain on defined benefit plans	–	–	–	–	(16)		–	(16)	16	–

Balance – December 31, 2016	$1,798	$222	$43	$(60)	$–	[3]	$(8)	$(25)	$6,204	$8,199
Net income	–	–	–	–	–		–	–	327	327
Other comprehensive income	–	–	30	17	46		3	96	–	96
Dividends declared	–	–	–	–	–		–	–	(335)	(335)
Effect of share-based compensation including issuance of common shares	2	8	–	–	–		–	–	–	10
Shares issued for dividend reinvestment plan	6	–	–	–	–		–	–	–	6
Transfer of net actuarial gain on defined benefit plans	–	–	–	–	(46)		–	(46)	46	–

Balance – December 31, 2017	$1,806	$230	$73	$(43)	$–	[3]	$(5)	$25	$6,242	$8,303

1 The cumulative net unrealized gain on the available-for-sale investment in ICL, classified as held for sale as described in Note 19, was $4 at December 31, 2017.

2 All equity transactions were attributable to common shareholders.

3 Any amounts incurred during a period were closed out to retained earnings at each period-end. Therefore, no balance exists at the beginning or end of period.

(See Notes to the Consolidated Financial Statements)

PotashCorp 2017 Annual Report	61

As at December 31	in millions of US dollars

Consolidated Statements of Financial Position

The consolidated statements of financial position present assets, liabilities and shareholders’ equity.

		2017	2016

Assets
Current assets
Cash and cash equivalents		$116	$32
Receivables	Note 11	489	545
Inventories	Note 12	788	768
Prepaid expenses and other current assets		72	49

		1,465	1,394
Assets held for sale	Note 19	1,858	–

		3,323	1,394
Non-current assets
Property, plant and equipment	Note 13	12,971	13,318
Investments in equity-accounted investees	Note 19	30	1,173
Available-for-sale investments	Note 19	262	940
Other assets	Note 14	246	250
Intangible assets	Note 15	166	180

Total Assets		$16,998	$17,255

(See Notes to the Consolidated Financial Statements)

		2017	2016

Liabilities
Current liabilities
Short-term debt and current portion of long-term debt	Note 20, 21	$730	$884
Payables and accrued charges	Note 16	807	772
Current portion of derivative instrument liabilities	Note 17	29	41

		1,566	1,697
Deferred income tax liabilities on assets held for sale	Note 19	36	–

		1,602	1,697
Non-current liabilities
Long-term debt	Note 21	3,711	3,707
Derivative instrument liabilities	Note 17	35	56
Deferred income tax liabilities	Note 8	2,205	2,463
Pension and other post-retirement benefit liabilities	Note 26	440	443
Asset retirement obligations and accrued environmental costs	Note 18	651	643
Other non-current liabilities and deferred credits		51	47

Total Liabilities		8,695	9,056

Shareholders’ Equity
Share capital	Note 22	1,806	1,798
Contributed surplus		230	222
Accumulated other comprehensive income (loss)		25	(25)
Retained earnings		6,242	6,204

Total Shareholders’ Equity		8,303	8,199

Total Liabilities and Shareholders’ Equity		$16,998	$17,255

(See Notes to the Consolidated Financial Statements)

Approved by the Board of Directors,

Director	Director

62	PotashCorp 2017 Annual Report

in millions of US dollars except as otherwise noted

2017 HIGHLIGHTS (UNAUDITED)

Highlights to the consolidated statements of financial position

•	The current ratio [1] was 2.07 as at December 31, 2017 (2016 –0.82).

•	As at December 31, 2017, the company’s property, plant and equipment accounted for 76 percent of total assets (2016 – 77 percent).

•	The total debt-to-capital ratio [2] was 35 percent as at December 31, 2017 (2016 – 36 percent).

•	As at December 31, 2017, the company’s defined benefit pension plans were 96 percent funded (2016 – 94 percent). The company’s other defined benefit plans are non-funded.

•	SQM, APC and ICL were classified as held for sale at December 31, 2017 due to a regulatory requirement to divest in connection with the Merger.

MDA	Page 30 – Financial Condition Review
Pages 34-35 – Capital Structure and Management

[1]	Current assets / current liabilities.
[2]	Total debt / (total debt + total shareholders’ equity).

PotashCorp 2017 Annual Report	63

in millions of US dollars except as otherwise noted

Note 1	Description of Business

Potash Corporation of Saskatchewan Inc. is a crop nutrient company and plays an integral role in global food production. The company produces the three essential nutrients – potash, nitrogen and phosphate – required to help farmers grow healthier, more abundant crops.

With its subsidiaries, Potash Corporation of Saskatchewan Inc. (“PCS”) – together known as “PotashCorp” or “the company” except to the extent the context otherwise requires – forms an integrated fertilizer and related industrial and feed products company. The company is a corporation organized under the laws of Canada and its principal executive office is located at Suite 500, 122 – 1st Avenue South, Saskatoon, Saskatchewan, Canada. As at December 31, 2017, the company had assets as follows:

Production

(Owned)

K	Potash

•	five operations in the province of Saskatchewan

•	one operation in the province of New Brunswick (indefinitely suspended in early 2016 and placed in care-and-maintenance mode)

N	Nitrogen

•	three plants, one located in each of the states of Georgia, Louisiana and Ohio

•	one large-scale operation in the country of Trinidad

P	Phosphate

•	a mine and processing plants in the state of North Carolina

•	a mine and processing plants in the state of Florida

•	a processing plant in the state of Louisiana

•	phosphate feed plants in the states of Illinois, Missouri, Nebraska and North Carolina

•	an industrial phosphoric acid plant in the state of Ohio

Investments in Other

Potash-Related Companies

I	Investments

•	Arab Potash Company (“APC”), Jordan

•	Canpotex Limited (“Canpotex”) [1]

•	Israel Chemicals Ltd. (“ICL”), Israel [2]

•	Sinofert Holdings Limited (“Sinofert”), China

•	Sociedad Quimica y Minera de Chile S.A. (“SQM”), Chile

See Note 19 for additional information.

Marketing

Potash for use outside Canada and the US is sold exclusively to Canpotex, which resells potash to offshore customers.

Under its own name, PotashCorp markets and sells potash products in North America and nitrogen and phosphate products in North America and offshore.

Transportation and Distribution

(Leased and Owned)

•	leased or owned 294 terminals and warehouses (411 multi-product distribution points) in North America

•	leased or owned approximately 10,500 railcars in North America

•	leased a warehouse in Malaysia

•	ownership in a joint venture that leases a dry bulk fertilizer port terminal in Brazil

•	leased three vessels used for ammonia transportation

•	owned one multi-purpose vessel used for molten sulfur and phosphoric acid transportation

On January 1, 2018, PotashCorp and Agrium combined their businesses in a merger of equals by becoming wholly owned subsidiaries of a new parent company named Nutrien Ltd. (“Nutrien”). See Note 32 for additional information.

1 A potash export, sales and marketing company owned as at December 31, 2017 in equal shares by PotashCorp and two other Canadian potash producers.

2 Subsequent to December 31, 2017, the company divested all of its equity interests in ICL.

64	PotashCorp 2017 Annual Report

in millions of US dollars except as otherwise noted

Note 2	Basis of Presentation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The company has consistently applied the same accounting policies throughout all periods presented, as if these policies had always been in effect.

The company is a foreign private issuer in the US that, as of January 1, 2018, files its consolidated financial statements with the United States Securities and Exchange Commission (the “SEC”) on foreign private issuer forms permitted under the Multijurisdictional Disclosure System between the

United States and Canada. In addition, the company is permitted to file with the SEC its audited consolidated financial statements under IFRS without a reconciliation to US generally accepted accounting principles (“US GAAP”). As a result, the company does not prepare a reconciliation of its results to US GAAP. It is possible that certain of its accounting policies could be different from US GAAP.

These consolidated financial statements were authorized by the Board of Directors for issue on February 20, 2018.

These consolidated financial statements were prepared under the historical cost convention, except for certain items as discussed in the applicable accounting policies.

Where an accounting policy is applicable to a specific note to the statements, the policy is described within that note, with the related financial disclosures by major caption as noted in the table below. Certain of the company’s accounting policies that relate to the financial statements as a whole, as well as estimates and judgments it has made and how they affect the amounts reported in the consolidated financial statements, are disclosed in Note 31. New standards and amendments or interpretations that were either effective and applied by the company during 2017 or that were not yet effective are described in Note 31.

Note	Topic	Accounting Policies	Accounting Estimates and Judgments	Page
3	Revenue recognition	X	X	66
4	Cost of goods sold	X		70
4	Selling and administrative expenses	X		70
8	Income taxes	X	X	72
10	Cash equivalents	X		77
11	Receivables	X	X	78
12	Inventories	X	X	79
13	Property, plant and equipment	X	X	80
14	Other assets		X	83
15	Intangible assets	X	X	84
17	Derivative instruments	X	X	86

Note	Topic	Accounting Policies	Accounting Estimates and Judgments	Page
18	Provisions for asset retirement, environmental and other obligations	X	X	87
19	Investments	X	X	90
21	Long-term debt	X		95
24	Commitments	X	X	99
25	Guarantees	X		100
26	Pension and other post-retirement benefits	X	X	101
27	Share-based compensation	X	X	108
28	Related party transactions	X		111
29	Fair value and offsetting of financial instruments	X	X	112
30	Contingencies	X	X	118
32	Merger of equals with Agrium	X	X	125

PotashCorp 2017 Annual Report	65

in millions of US dollars except as otherwise noted

Note 3	Segment Information

The company has three reportable operating segments: potash, nitrogen and phosphate. These segments are differentiated by the chemical nutrient contained in the products that each produces.

Accounting Policies	Accounting Estimates and Judgments

Accounting policies of the segments are:

• the same as those described in Note 2 and Note 31; and

• measured in a manner consistent with the financial statements.

Sales revenue is recognized when:

• product is shipped;

• the sale price and costs incurred or to be incurred can be measured reliably; and

• collectibility is probable.

Sales revenue is recorded and measured based on:

• the FOB mine, plant, warehouse or terminal price (except for certain vessel sales or specific product sales that are shipped and recorded on a delivered basis); and

• the fair value of the consideration received or receivable (net of any trade discounts and volume rebates allowed).

Inter-segment sales are made under terms that approximate market value.

Transportation costs are recovered from the customer through sales pricing.

Segments are determined based on reports, used to make strategic decisions, that are reviewed by the Chief Executive Officer, assessed to be the company’s chief operating decision-maker.

Supporting Information Financial information on each of these segments is summarized in the following tables:						15% Gross margin as a percentage of sales earned from all nutrients in 2017 (unaudited)
2017	Potash	Nitrogen	Phosphate	All Others	Consolidated
Sales – third party	$1,868	$1,395	$1,284	$–	$4,547
Freight, transportation and distribution – third party	(235)	(129)	(173)	–	(537)
Net sales – third party	1,633	1,266	1,111	–
Cost of goods sold – third party	(848)	(1,046)	(1,441)	–	(3,335)
Margin (cost) on inter-segment sales [1]	–	36	(36)	–	–
Gross margin	785	256	(366)	–	675
Items included in cost of goods sold, selling and administrative expenses or other expenses:
Depreciation and amortization	(232)	(203)	(220)	(37)	(692)
Impairment of property, plant and equipment (Note 13)	–	–	(305)	–	(305)
Assets [2]	9,756	2,577	1,938	2,727	16,998
Cash outflows for additions to property, plant and equipment	219	239	185	8	651

1 Inter-segment net sales were $74.

2 Included in the total assets relating to the All Others segment are $1,858 relating to the investments held for sale as described in Note 19.

66	PotashCorp 2017 Annual Report

Note 3	Segment Information continued	in millions of US dollars except as otherwise noted

2016	Potash	Nitrogen	Phosphate	All Others	Consolidated

Sales – third party	$1,630	$1,467	$1,359	$–	$4,456
Freight, transportation and distribution – third party	(250)	(122)	(163)	–	(535)
Net sales – third party	1,380	1,345	1,196	–	–
Cost of goods sold – third party	(943)	(1,016)	(1,132)	–	(3,091)
Margin (cost) on inter-segment sales [1]	–	32	(32)	–	–
Gross margin	437	361	32	–	830

Items included in cost of goods sold, selling and administrative expenses or other expenses:
Depreciation and amortization	(216)	(213)	(223)	(43)	(695)
Share of Canpotex’s Prince Rupert project exit costs	(33)	–	–	–	(33)
Termination benefit costs	(32)	–	–	–	(32)
Impairment of property, plant and equipment (Note 13)	–	–	(47)	–	(47)
Assets	9,795	2,515	2,306	2,639	17,255
Cash outflows for additions to property, plant and equipment	342	263	216	72	893

1 Inter-segment net sales were $62.

2015	Potash	Nitrogen	Phosphate	All Others	Consolidated

Sales – third party	$2,543	$1,960	$1,776	$–	$6,279
Freight, transportation and distribution – third party	(214)	(101)	(173)	–	(488)
Net sales – third party	2,329	1,859	1,603	–
Cost of goods sold – third party	(1,007)	(1,210)	(1,305)	–	(3,522)
Margin (cost) on inter-segment sales [1]	–	57	(57)	–	–
Gross margin	1,322	706	241	–	2,269

Items included in cost of goods sold, selling and administrative expenses or other expenses:
Depreciation and amortization	(214)	(198)	(240)	(33)	(685)
Assets	9,772	2,563	2,367	2,767	17,469
Cash outflows for additions to property, plant and equipment	537	398	202	80	1,217

1 Inter-segment net sales were $87.

PotashCorp 2017 Annual Report	67

Note 3	Segment Information continued	in millions of US dollars except as otherwise noted

15%

Increase in potash sales dollars

from 2016

(unaudited)

As described in Note 1, Canpotex executed offshore marketing, sales and distribution functions for certain of the company’s products. Financial information by geographic area is summarized in the following tables:

	Country of Origin

2017	Canada	United States	Trinidad	Other	Consolidated

Sales to customers outside the company
Canada	$95	$194	$–	$–	$289
United States	784	1,657	274	–	2,715
Canpotex [1]	988	–	–	–	988
Mexico	–	76	9	–	85
Trinidad	–	–	132	–	132
Brazil	1	26	–	–	27
Colombia	–	12	36	–	48
Other Latin America	–	26	42	–	68
India	–	97	7	–	104
Other	–	10	81	–	91
	$1,868	$2,098	$581	$–	$4,547
Non-current assets [2]	$9,501	$3,259	$554	$6	$13,320

1 Canpotex’s 2017 sales volumes were made to: Latin America 30%, China 18%, India 12%, Other Asian markets 33%, other markets 7% (Note 28).

2 Includes non-current assets other than financial instruments, equity-accounted investees, deferred tax assets and post-employment benefit assets.

	Country of Origin

2016	Canada	United States	Trinidad	Other	Consolidated

Sales to customers outside the company
Canada	$97	$129	$–	$–	$226
United States	752	1,820	314	–	2,886
Canpotex [1]	778	–	–	–	778
Mexico	–	91	7	–	98
Trinidad	–	–	115	–	115
Brazil	2	39	–	–	41
Colombia	–	6	29	–	35
Other Latin America	1	22	45	–	68
India	–	138	–	–	138
Other	–	15	56	–	71

	$1,630	$2,260	$566	$–	$4,456

Non-current assets [2]	$9,534	$3,532	$597	$14	$13,677

1 Canpotex’s 2016 sales volumes were made to: Latin America 33%, China 16%, India 9%, Other Asian markets 36%, other markets 6% (Note 28).

2 Includes non-current assets other than financial instruments, equity-accounted investees, deferred tax assets and post-employment benefit assets.

68	PotashCorp 2017 Annual Report

Note 3	Segment Information continued	in millions of US dollars except as otherwise noted

	Country of Origin

2015	Canada	United States	Trinidad	Other	Consolidated

Sales to customers outside the company
Canada	$119	$175	$–	$–	$294
United States	913	2,299	506	–	3,718
Canpotex [1]	1,346	–	–	–	1,346
Mexico	2	98	–	–	100
Trinidad	–	–	259	–	259
Brazil	65	61	–	–	126
Colombia	37	17	35	–	89
Other Latin America	61	39	53	–	153
India	–	144	–	–	144
Other	–	24	26	–	50

	$2,543	$2,857	$879	$–	$6,279

Non-current assets [2]	$9,472	$3,472	$625	$16	$13,585

1 Canpotex’s 2015 sales volumes were made to: Latin America 30%, China 20%, India 9%, Other Asian markets 34%, other markets 7% (Note 28).

2 Includes non-current assets other than financial instruments, equity-accounted investees, deferred tax assets and post-employment benefit assets.

PotashCorp 2017 Annual Report	69

in millions of US dollars except as otherwise noted

Note 4	Nature of Expenses

Accounting Policies

Cost of goods sold is costs primarily incurred at, and charged to, an active producing facility.

The primary components of selling and administrative expenses are compensation, other employee benefits, supplies, communications, travel, professional services and depreciation and amortization.

$258

Increase in

impairment

from 2016

(unaudited)

Supporting Information

Expenses by nature were comprised of:

	Cost of Goods Sold			Other			Total
	2017	2016	2015	2017	2016 [3]	2015 [3]	2017	2016 [3]	2015 [3]
Depreciation and amortization	$655	$652	$652	$37	$43	$33	$692	$695	$685
Employee costs [1]	563	575	566	113	93	90	676	668	656
Energy and fuel	389	358	452	–	–	–	389	358	452
Freight	–	–	–	372	367	345	372	367	345
Impairment of property, plant and equipment (Note 13)	305	47	–	–	–	–	305	47	–
Raw materials [2]
Natural gas – feedstock	260	250	359	–	–	–	260	250	359
Sulfur	143	151	236	–	–	–	143	151	236
Ammonia	103	92	114		–	–	103	92	114
Natural gas hedge loss	55	77	89	–	–	–	55	77	89
Reagents	77	76	87	–	–	–	77	76	87
Other raw materials	107	110	131	–	–	–	107	110	131
Contract services	255	256	305	–	–	–	255	256	305
Supplies	238	258	289	–	–	–	238	258	289
Railcar and vessel costs	–	–	–	102	106	86	102	106	86
Transaction costs	–	–	–	84	18	–	84	18	–
Off-site warehouse costs	–	–	–	47	47	47	47	47	47
Property and other taxes	40	39	38	–	–	–	40	39	38
Royalties	39	38	69	–	–	–	39	38	69
Products purchased for resale	18	1	58	–	–	–	18	1	58
Other	88	111	77	97	108	93	185	219	170

Total	$3,335	$3,091	$3,522	$852	$782	$694	$4,187	$3,873	$4,216

Expenses included in:
Freight, transportation and distribution							$537	$535	$488
Cost of goods sold							3,335	3,091	3,522
Selling and administrative expenses							214	212	239
Transaction costs							84	18	–
Other expenses (income)							17	17	(33)

1 Includes employee benefits and share-based compensation.

2 Includes inbound freight, purchasing and receiving costs.

3 Certain amounts have been reclassified for presentation purposes as described in Note 33.

70	PotashCorp 2017 Annual Report

in millions of US dollars except as otherwise noted

Note 5	Provincial Mining and Other Taxes

Under Saskatchewan provincial legislation, the company is subject to resource taxes, including the potash production tax and the resource surcharge.

	2017	2016	2015

Potash production tax	$ 95	$74	$239
Saskatchewan resource surcharge and other	56	50	71

	$ 151	$124	$310

Note 6	Other (Expenses) Income

	2017	2016	2015

Foreign exchange (loss) gain	$(21)	$(9)	$48
Share of earnings of equity-accounted investees	7	3	9
Dividend income	–	2	2
Impairment of available-for-sale investment	–	(10)	–
Other	(3)	(3)	(26)

	$(17)	$(17)	$33

Note 7	Finance Costs

Finance costs mainly arise from interest expense on long-term senior notes.

	2017	2016	2015

Interest expense on
Short-term debt	$9	$9	$4
Long-term debt	206	188	198
Interest on net defined benefit pension and other post-retirement plan obligations (Note 26)	19	19	19
Unwinding of discount on asset retirement obligations (Note 18)	17	14	13
Borrowing costs capitalized to property, plant and equipment	(11)	(11)	(40)
Interest income	(2)	(3)	(2)

	$238	$216	$192

Borrowing costs capitalized to property, plant and equipment during 2017 were calculated by applying an average capitalization rate of 4.4 percent (2016 – 4.0 percent, 2015 – 4.5 percent) to expenditures on qualifying assets.

See Note 10 for interest paid.

PotashCorp 2017 Annual Report	71

in millions of US dollars except as otherwise noted

Note 8	Income Taxes

This note explains the company’s income tax recovery (expense) and tax-related balances within the consolidated financial statements. The deferred tax section provides information on expected future tax payments.

Accounting Policies

The company operates in a specialized industry and in several tax jurisdictions. As a result, its income is subject to various rates of taxation. Taxation on items recognized in the statements of income, other comprehensive income (“OCI”) or contributed surplus is recognized in the same location as those items.

Taxation on earnings is comprised of current and deferred income tax.

Current income tax is:	Deferred income tax is:

• the expected tax payable on the taxable income for the year;

• calculated using rates enacted or substantively enacted at the consolidated statements of financial position date in the countries where the company’s subsidiaries, held for sale investees and equity-accounted investees operate and generate taxable income; and

• inclusive of any adjustment to income tax payable or recoverable in respect of previous years.

• recognized using the liability method;

• based on temporary differences between financial statements’ carrying amounts of assets and liabilities and their respective income tax bases; and

• determined using tax rates that have been enacted or substantively enacted by the statements of financial position date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

The realized and unrealized excess tax benefit from share-based payment arrangements is recognized in contributed surplus as current and deferred tax, respectively.

Uncertain income tax positions are accounted for using the standards applicable to current income tax liabilities and assets; i.e., both liabilities and assets are recorded when probable and measured at the amount expected to be paid to (recovered from) the taxation authorities using the company’s best estimate of the amount.

Deferred income tax is not accounted for:

•	with respect to investments in subsidiaries and equity-accounted investees where the company is able to control the reversal of the temporary difference and that difference is not expected to reverse in the foreseeable future; and

•	if arising from initial recognition of an asset or liability in a transaction, other than a business combination, that at the time of the transaction affects neither accounting nor taxable profit or loss.

Deferred income tax assets are reviewed at each statements of financial position date and amended to the extent that it is no longer probable that the related tax benefit will be realized.

Accounting Estimates and Judgments

Estimates and judgments to determine the company’s taxes are impacted by:

•	the breadth of the company’s operations; and

•	global complexity of tax regulations.

The final taxes paid, and potential adjustments to tax assets and liabilities, are dependent upon many factors including:

•	negotiations with taxing authorities in various jurisdictions;

•	outcomes of tax litigation; and

•	resolution of disputes arising from federal, provincial, state and local tax audits.

Estimates and judgments are used to recognize the amount of deferred tax assets, which:

•	includes the probability that future taxable profit will be available to use deductible temporary differences; and

•	could be reduced if projected income is not achieved or increased if income previously not projected becomes probable.

72	PotashCorp 2017 Annual Report

Note 8	Income Taxes continued	in millions of US dollars except as otherwise noted

Accounting Policies continued

Income tax assets and liabilities are offset when:

For current income taxes, the company has:	For deferred income taxes:
• a legally enforceable right [1] to offset the recognized amounts; and • the intention to settle on a net basis or realize the asset and settle the liability simultaneously.

• the company has a legally enforceable right to set off current tax assets against current tax liabilities; and

• they relate to income taxes levied by the same taxation authority on either: (1) the same taxable entity; or (2) different taxable entities intending to settle current tax liabilities and assets on a net basis, or realize assets and settle liabilities simultaneously in each future period. [2]

[1] For income taxes levied by the same taxation authority and the authority permits the company to make or receive a single net payment or receipt.

[2] In which significant amounts of deferred tax liabilities or assets expected are to be settled or recovered.

Supporting Information

Income Taxes included in Net Income from Continuing Operations

The provision for income taxes differs from the amount that would have resulted from applying the Canadian statutory income tax rates to income before income taxes as follows:

	2017	2016 [1]	2015 [1]

(Loss) income before income taxes
Canada	$123	$(43)	$726
United States	(271)	174	585
Trinidad	95	88	224
Other	24	24	26

	$(29)	$243	$1,561

Canadian federal and provincial statutory income tax rate	27.02%	27.02%	27.00%

Income tax at statutory rates	$8	$(66)	$(421)
Adjusted for the effect of:
Impact of tax rate changes	187	–	–
Production-related deductions	14	27	37
Tax authority examinations	–	16	17
Impact of foreign tax rates (US, Trinidad and other)	(25)	(17)	(62)
Other	(1)	(4)	(17)

Income tax recovery (expense) included in net income from continuing operations	$183	$(44)	$(446)

1 Certain amounts have been reclassified as a result of investments in SQM, APC and ICL being classified as discontinued operations in 2017.

The increase in the Canadian and provincial statutory income tax rate from 2015 to 2016 was the result of a legislated increase in New Brunswick income tax rates.

Accounting Estimates and Judgments continued

   $187

Deferred tax recovery

from tax rate decrease due to

US tax reform legislation

(unaudited)

PotashCorp 2017 Annual Report	73

Note 8	Income Taxes continued	in millions of US dollars except as otherwise noted

Total income tax recovery (expense), included in net income from continuing operations, was comprised of the following:

	2017	2016 [1]	2015 [1]

Current income tax
Tax expense for current year	$(70)	$(76)	$(259)
Adjustments in respect of prior years	(20)	13	16

Total current income tax expense	(90)	(63)	(243)

Deferred income tax
Impact of tax rate changes	187	–	–
Origination and reversal of temporary differences	69	13	(196)
Adjustment in respect of prior years	20	7	2
Other	(3)	(1)	(9)

Total deferred income tax recovery (expense)	273	19	(203)

Income tax recovery (expense) included in net income from continuing operations	$183	$(44)	$(446)

1 Certain amounts have been reclassified as a result of investments in SQM, APC and ICL being classified as discontinued operations in 2017.

Income Tax Balances

Income tax balances within the consolidated statements of financial position as at December 31 were comprised of the following:

Income Tax Assets (Liabilities)	Statements of Financial Position Location	2017	2016

Current income tax assets
Current	Receivables (Note 11)	$24	$41
Non-current	Other assets (Note 14)	64	67
Deferred income tax assets	Other assets	18	10

Total income tax assets		$106	$118

Current income tax liabilities
Current	Payables and accrued charges (Note 16)	$(16)	$(25)
Non-current	Other non-current liabilities and deferred credits	(43)	(43)
Deferred income tax liabilities	Deferred income tax liabilities	(2,205)	(2,463)

Total income tax liabilities		$(2,264)	$(2,531)

74	PotashCorp 2017 Annual Report

Note 8	Income Taxes continued	in millions of US dollars except as otherwise noted

Deferred Income Taxes

In respect of each type of temporary difference, unused tax loss and unused tax credit, the amounts of deferred tax assets and liabilities recognized in the consolidated statements of financial position as at December 31 and the amount of the deferred tax recovery or expense recognized in net income from continuing operations were:

	Deferred Income Tax Assets (Liabilities)		Deferred Income Tax Recovery (Expense) Recognized in Net Income

	2017	2016	2017	2016 [1]	2015 [1]

Deferred income tax assets
Tax loss and other carryforwards	$13	$118	$(105)	$116	$(1)
Asset retirement obligations and accrued environmental costs	120	176	(56)	2	–
Derivative instrument liabilities	13	35	–	–	–
Inventories	4	6	(2)	(25)	9
Post-retirement benefits and share-based compensation	124	166	(22)	13	5
Other assets	11	22	(11)	8	(7)
Deferred income tax liabilities
Property, plant and equipment	(2,458)	(2,930)	472	(93)	(212)
Investments in equity-accounted investees	–	(35)	–	–	–
Other liabilities	(14)	(11)	(3)	(2)	3

	$(2,187)	$(2,453)	$273	$19	$(203)

1 Certain amounts have been reclassified as a result of investments in SQM, APC and ICL being classified as discontinued operations in 2017.

Reconciliation of net deferred income tax liabilities:

	2017	2016 [1]

Balance, beginning of year	$ (2,453)	$(2,428)
Income tax recovery recognized in net income from continuing operations	273	19
Reclassified as held for sale	36	–
Income tax charge recognized in OCI	(43)	(48)
Other	–	4

Balance, end of year	$ (2,187)	$(2,453)

1 Certain amounts have been reclassified as a result of investments in SQM, APC and ICL being classified as held for sale and discontinued operations in 2017.

Amounts and expiry dates of unused tax losses and unused tax credits as at December 31, 2017 were:

	Amount	Expiry Date

Unused operating losses	$9	2028 – Indefinite
Unused investment tax credits	$50	2018 – 2036
Unused alternative minimum tax credits	$9	None

The unused tax losses and credits with no expiry dates can be carried forward indefinitely. The alternative minimum tax carryforward will be refunded or used to reduce current taxes payable on or before December 31, 2022.

As at December 31, 2017, the company had $7 of tax losses and deductible temporary differences for which it did not recognize deferred tax assets.

At December 31, 2017, it is anticipated that capital losses of $297 will be utilized to increase the tax adjusted cost base of investments in certain subsidiaries.

The company has determined that it is probable that all recognized deferred tax assets will be realized through a combination of future reversals of temporary differences and taxable income.

The aggregate amount of temporary differences associated with investments in subsidiaries, and equity-accounted investees, for which deferred tax liabilities have not been recognized, as at December 31, 2017 was $5,252 (2016 – $6,463).

PotashCorp 2017 Annual Report	75

in millions of US dollars except as otherwise noted

Note 9	Net Income per Share

Basic net income per share provides a measure of the interests of each ordinary common share in the company’s performance over the year.

Diluted net income per share adjusts basic net income per share for the effects of all dilutive potential common shares.

	2017	2016	2015

Basic net income per share [1]
Net income from continuing operations available to common shareholders	$154	$199	$1,115
Net income from discontinued operations available to common shareholders	173	124	155

Total Net Income	$327	$323	$1,270

Weighted average number of common shares	840,079,000	838,928,000	834,141,000

Basic net income per share from continuing operations	$0.18	$0.24	$1.34
Basic net income per share from discontinued operations	$0.21	$0.15	$0.18
Basic net income per share from continuing and discontinued operations	$0.39	$0.39	$1.52

Diluted net income per share [1]
Net income from continuing operations available to common shareholders	$154	$199	$1,115
Net income from discontinued operations available to common shareholders	173	124	155

Total Net Income	$327	$323	$1,270

Weighted average number of common shares	840,079,000	838,928,000	834,141,000
Dilutive effect of stock options	199,000	210,000	3,208,000
Dilutive effect of share-settled performance share units	38,000	321,000	–

Weighted average number of diluted common shares	840,316,000	839,459,000	837,349,000

Diluted net income per share from continuing operations	$0.18	$0.24	$1.34
Diluted net income per share from discontinued operations	$0.21	$0.14	$0.18
Diluted net income per share from continuing and discontinued operations	$0.39	$0.38	$1.52

1 Net income per share calculations are based on dollar and share amounts each rounded to the nearest thousand.

Net income per share = net income available to common shareholders / weighted average number of common shares issued and outstanding during the year. Diluted net income per share incorporated the following adjustments. The denominator was:

Ù	increased by the total of the additional common shares that would have been issued assuming exercise of all stock options with exercise prices at or below the average market price for the year;

Ù	increased by the total of the additional share-settled performance share units (“PSUs”) that could be issued if vesting criteria are achieved; and

Ú	decreased by the number of shares that the company could have repurchased if it had used the assumed proceeds from the exercise of stock options to repurchase them on the open market at the average share price for the year.

For performance-based stock option plans, the number of contingently issuable common shares included in the calculation was based on the number of shares, if any, that would be issuable if the end of the reporting period was the end of the performance period and the effect was dilutive.

Options excluded from the calculation of diluted net income per share due to the option exercise prices being greater than the average market price of common shares were as follows:

	2017	2016	2015

Weighted average number of options	12,304,351	12,697,691	7,269,775
Option plan years fully excluded	2008- 2015,2017	2007-2014	2008, 2009, 2011-2013

76	PotashCorp 2017 Annual Report

in millions of US dollars except as otherwise noted

Note 10	Consolidated Statements of Cash Flow

Accounting Policy
Highly liquid investments with a maturity of three months or less from the date of purchase are considered to be cash equivalents.

For the years ended December 31	2017		2016		2015

Reconciliation of cash provided by operating activities
Net income		$327		$323		$1,270
Adjustments to reconcile net income to cash provided by operating activities
Depreciation and amortization	692		695		685
Impairment of property, plant and equipment (Note 13)	305		47		–
Net (undistributed) distributed earnings of equity-accounted investees	(1)		70		(35)
Share-based compensation	11		2		22
(Recovery of) provision for deferred income tax	(273)		(22)		204
Pension and other post-retirement benefits	64		46		30
Asset retirement obligations and accrued environmental costs	7		29		20
Other long-term liabilities and miscellaneous	21		10		15

Subtotal of adjustments		826		877		941
Changes in non-cash operating working capital
Receivables	47		114		259
Inventories	(10)		(21)		(99)
Prepaid expenses and other current assets	(13)		17		(19)
Payables and accrued charges	48		(50)		(14)

Subtotal of changes in non-cash operating working capital		72		60		127

Cash provided by operating activities		$1,225		$1,260		$2,338

Supplemental cash flow disclosure
Interest paid		$198		$189		$193
Income taxes paid		$83		$50		$171

$1.2 billion

    Total cash provided by

    operating activities

    in 2017

      (unaudited)

PotashCorp 2017 Annual Report	77

Note 10	Consolidated Statements of Cash Flow continued	in millions of US dollars except as otherwise noted

The following is a summary of changes in liabilities arising from financing activities:

	December 31, 2016	Cash Flows [1]	Non-cash Changes	December 31, 2017

Short-term debt and current portion of long-term debt [1]	$884	$(159)	$5	$730
Long-term debt	3,707	(1)	5	3,711

Total liabilities from financing activities	$4,591	$(160)	$10	$4,441

1 Cash inflows and cash outflows arising from short-term debt transactions are presented on a net basis.

Note 11	Receivables

Receivables represent amounts the company expects to collect from other parties. Trade receivables consist mainly of amounts owed to PotashCorp by its customers, the largest individual customer being the related party, Canpotex.

Accounting Policies
Trade receivables are recognized initially at fair value and subsequently measured at amortized cost less provision for impairment of trade accounts receivable. When a trade receivable is uncollectible, it is written off against the provision. Subsequent recoveries of amounts previously written off are credited to the consolidated statements of income.

Supporting Information

	2017	2016

Trade accounts – Canpotex (Note 28)	$82	$141
– Other	314	292
Less provision for impairment of trade accounts receivable	(6)	(6)

	390	427
Income taxes receivable (Note 8)	24	41
Margin deposits on derivative instruments	21	27
GST and VAT receivable	24	22
Other non-trade accounts	30	28

	$489	$545

Accounting Estimates and Judgments
Determining when amounts are deemed uncollectible requires judgment.

78	PotashCorp 2017 Annual Report

in millions of US dollars except as otherwise noted

Note 12	Inventories

Inventories consist of product from the company’s three segments – potash, nitrogen and phosphate – in varying stages of the production process.

Accounting Policies

Inventories are valued monthly at the lower of cost and net realizable value. Costs, allocated to inventory using the weighted average cost method, include direct acquisition costs, direct costs related to the units of production and a systematic allocation of fixed and variable production overhead, as applicable.

Net realizable value is based on:

For products and raw materials	For materials and supplies

• selling price of the finished product (in ordinary course of business); • less the estimated costs of completion; and • less the estimated costs to make the sale.	• replacement cost, considered to be the best available measure of net realizable value.

A writedown is recognized if carrying amount exceeds net realizable value, and may be reversed if the circumstances which caused it no longer exist.

Supporting Information

Inventories as at December 31 were comprised of:

	2017	2016
Finished products	$260	$269
Intermediate products	202	174
Raw materials	62	75
Materials and supplies	264	250

	$788	$768

The following items affected cost of goods sold during the year:

	2017	2016	2015
Expensed inventories before the following items	$2,791	$2,712	$3,233
Reserves, reversals and writedowns of inventories	44	31	11

	$2,835	$2,743	$3,244

The carrying amount of inventory recorded at net realizable value was $45 as at December 31, 2017 (2016 – $47), with the remaining inventory recorded at cost.

Accounting Estimates and Judgments
Judgment involves determining: • the appropriate measure of net realizable value; and • the allocation of production overhead to inventories.

PotashCorp 2017 Annual Report	79

in millions of US dollars except as otherwise noted

Note 13	Property, Plant and Equipment

The majority of the company’s tangible assets are the buildings, machinery and equipment used to produce its three nutrients. These assets are depreciated over their estimated useful lives.

Accounting Policies

Property, plant and equipment (which include certain mine development costs, pre-stripping costs and assets under construction) are carried at cost less accumulated depreciation and any recognized impairment loss.

Cost includes all expenditures directly attributable to bringing the asset to the location and installing it in working condition for its intended use, including:

• income or expenses;[1]

• a reduction for investment tax credits to which the company is entitled;

• additions, betterments and renewals; and

• borrowing costs during construction.[2]

Each component of an item of property, plant and equipment with a cost that is significant in relation to the item’s total cost is depreciated separately. When the cost of replacing part of an item of property, plant and equipment is capitalized, the carrying amount of the replaced part is derecognized. The cost of major inspections and overhauls is capitalized and depreciated over the period until the next major inspection or overhaul. Maintenance and repair expenditures that do not improve or extend productive life are expensed in the period incurred.

Any gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sale proceeds and the carrying amount of the asset, and is recognized in operating income.

[1]  Derived from the necessity to bring an asset under construction to the location and condition necessary to be capable of operating in the manner and location intended.

[2]  The capitalization rate is based on the weighted average interest rate on all of the company’s outstanding third-party debt. Capitalization ceases when assets are substantially ready for their intended use.

Accounting Estimates and Judgments

Judgment involves determining:

•	which costs are directly attributable (e.g., labor, overhead) and when income or expenses derived from an asset under construction are recognized as part of the asset cost;

•	appropriate timing for cessation of cost capitalization[1], considering the circumstances and the industry in which the asset is to be operated, normally predetermined by management with reference to such factors as productive capacity;

•	the appropriate level of componentization (for individual components for which different depreciation methods or rates are appropriate);

•	which repairs and maintenance constitute major inspections and overhauls; and

•	the appropriate life over which such costs should be amortized.

Certain mining and milling assets are depreciated using the units-of-production method based on the shorter of estimates of reserves or service lives. Pre-stripping costs are depreciated on a units-of-production basis over the ore mined from the mineable acreage stripped. Land is not depreciated. Other asset classes are depreciated on a straight-line basis.

The following estimated useful lives have been applied to the majority of property, plant and equipment assets as at December 31, 2017:

	Useful Life Range (years)	Weighted Average Useful Life (years) [3]

Land improvements	8 to 69	38
Buildings and improvements	9 to 60	38
Machinery and equipment [2]	3 to 60	25

Asset residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the depreciation period or method, as appropriate, and are treated as changes in accounting estimates.

The company assesses its existing assets and their depreciable lives in connection with the review of mine and plant operating plans at the end of each reporting period. When it is determined that assigned asset lives do not reflect the expected remaining period of benefit, prospective changes are made to their depreciable lives. Uncertainties are inherent in estimating reserve quantities, particularly as they relate to assumptions regarding future prices, the geology of the company’s mines, the mining methods used and the related costs incurred to develop and mine its reserves. Changes in these assumptions could result in material adjustments to reserve estimates, which could result in impairments or changes to depreciation expense in future periods, particularly if reserve estimates are reduced.

[1]  Generally when the asset or asset under construction is substantially complete and in the location and condition necessary for it to be capable of operating in the manner intended by management.

[2]  Comprised primarily of plant equipment.

[3]  Weighted by carrying amount as at December 31, 2017.

80	PotashCorp 2017 Annual Report

Note 13	Property, Plant and Equipment continued	in millions of US dollars except as otherwise noted

Accounting policies, estimates and judgments related to impairment of long-lived assets are included within Note 31 on Page 121.

Supporting Information

	Land and Improvements	Buildings and Improvements	Machinery and Equipment	Mine Development Costs	Assets Under Construction	Total

Carrying amount – December 31, 2016	$ 618	$ 4,212	$ 6,859	$ 1,027	$ 602	$ 13,318
Additions	–	–	9	88	528	625
Change in investment tax credits	–	–	7	–	–	7
Disposals	–	–	(2)	–	–	(2)
Transfers	63	71	521	(21)	(634)	–
Change in asset retirement costs	–	–	–	15	–	15
Depreciation	(19)	(83)	(487)	(98)	–	(687)
Impairment	(50)	(16)	(163)	(32)	(44)	(305)

Carrying amount – December 31, 2017	$ 612	$ 4,184	$ 6,744	$ 979	$ 452	$ 12,971

Balance as at December 31, 2017 comprised of:
Cost	$ 868	$ 4,837	$ 12,000	$ 1,985	$ 452	$ 20,142
Accumulated depreciation	(256)	(653)	(5,256)	(1,006)	–	(7,171)

Carrying amount	$ 612	$ 4,184	$ 6,744	$ 979	$ 452	$ 12,971

Carrying amount – December 31, 2015	$ 538	$ 3,636	$ 7,005	$ 571	$ 1,462	$ 13,212
Additions	–	2	9	65	744	820
Change in investment tax credits	–	–	(6)	–	5	(1)
Disposals	–	–	(1)	–	–	(1)
Transfers	102	639	391	469	(1,601)	–
Change in asset retirement costs	–	–	–	12	–	12
Depreciation	(22)	(65)	(500)	(90)	–	(677)
Impairment	–	–	(39)	–	(8)	(47)

Carrying amount – December 31, 2016	$ 618	$ 4,212	$ 6,859	$ 1,027	$ 602	$ 13,318

Balance as at December 31, 2016 comprised of:
Cost	$ 807	$ 4,813	$ 11,574	$ 1,930	$ 602	$ 19,726
Accumulated depreciation	(189)	(601)	(4,715)	(903)	–	(6,408)

Carrying amount	$ 618	$ 4,212	$ 6,859	$ 1,027	$ 602	$ 13,318

Depreciation of property, plant and equipment was included in the following:

	2017	2016	2015

Cost of goods sold and selling and administrative expenses	$ 668	$ 671	$ 667
Cost of property, plant and equipment and inventory	19	6	13

	$ 687	$ 677	$ 680

PotashCorp 2017 Annual Report	81

Note 13	Property, Plant and Equipment continued	in millions of US dollars except as otherwise noted

During the fourth quarter of 2017, an indicator of impairment was identified in the White Springs and Feed Plants cash-generating unit (“CGU”), primarily as a result of reduced efficiency of conversion of rock to finished product, shifts in production mix and deteriorating price expectations. The White Springs and Feed Plants CGU, part of the phosphate segment reported in Note 3, had a recoverable amount of $96 at December 31, 2017 based on value in use. As a result, an impairment loss of $250 was recognized in phosphate cost of goods sold during the year ended December 31, 2017. The recoverable amount was calculated using an after-tax discount rate of 8 percent based on the estimated weighted average cost of capital of a listed entity with similar assets.

In 2017, phosphate property, plant and equipment at Aurora were impaired by $29 (carrying amount of $29) in the third quarter and $26 (carrying amount of $31) in the fourth quarter, related to a feed product the company will no longer produce and a mining method the company will no longer use, respectively. Recoverable amounts were based on fair value less costs to sell.

During the fourth quarter of 2016, an indicator of impairment was determined to exist in the Geismar phosphate CGU, as a result of sustained losses in a contract. The Geismar phosphate CGU, part of the phosphate segment reported in Note 3, had a recoverable amount of $NIL at December 31, 2016 based on value in use. As a result, an impairment loss of $20 was recognized in phosphate cost of goods sold during the year ended December 31, 2016.

During the first quarter of 2016, property, plant and equipment in the phosphate segment with a carrying amount of $27 was determined to have a recoverable amount of $NIL related to a product that the company will no longer produce. An impairment loss of $27 was recognized in phosphate cost of goods sold during the year ended December 31, 2016.

There were no impairments recorded in 2015.

Operating accounts payable incurred for additions to property, plant and equipment do not result in a cash outflow. When paid, the liabilities are reflected as a cash outflow within investing activities. The applicable net change in accounts payable that was reclassified (to) from investing activities (from) to operating activities on the consolidated statements of cash flow in 2017 was $(22) (2016 –$(68), 2015 – $19).

As at December 31, 2017, the carrying amount of idled assets (including Picadilly, New Brunswick, Cory and Lanigan, Saskatchewan potash assets, and Aurora, North Carolina phosphate assets) was $2,267 (2016 – $2,142, 2015 – $2,015).

82	PotashCorp 2017 Annual Report

in millions of US dollars except as otherwise noted

Note 14	Other Assets

Accounting Estimates and Judgments

The costs of certain ammonia catalysts are capitalized to other assets and are amortized, net of residual value, on a straight-line basis over their estimated useful lives of one to 12 years.
Upfront lease costs are capitalized to other assets and amortized over the life of the leases on a straight-line basis, the latest of which extends through 2037.

Supporting Information

Other assets as at December 31 were comprised of:

	2017	2016

Long-term income taxes receivable (Note 8)	$64	$67
Ammonia catalysts – net of accumulated amortization of $61 (2016 – $53)	42	39
Accrued pension benefit asset (Note 26)	24	23
Investment tax credits receivable	24	23
Margin deposits on derivative instruments	17	34
Upfront lease costs – net of accumulated amortization of $12 (2016 – $11)	15	16
Other – net of accumulated amortization of $23 (2016 – $21)	60	48

	$246	$250

Amortization of other assets included in cost of goods sold and in selling and administrative expenses for 2017 was $9 (2016 – $10, 2015 – $11).

PotashCorp 2017 Annual Report	83

in millions of US dollars except as otherwise noted

Note 15	Intangible Assets

Intangible assets, including goodwill, are identifiable, represent future economic benefits and are controlled by the company. Goodwill is not amortized but is subject to annual impairment reviews.

Accounting Policies	Accounting Estimates and Judgments

An intangible asset is recognized when it is:

• reliably measurable;

• identifiable (separable or arises from contractual rights);

• probable that expected future economic benefits will flow to the company; and

• controllable by the company.

Intangible assets are recorded initially at cost, including development and applicable employee costs, and relate primarily to:

• production and technology rights;

• contractual customer relationships;

• computer software;

• goodwill; and

• computer software and other developed projects (internally generated).

The following expenses are never recognized as an asset in current or subsequent periods:

• costs to maintain software programs; and

• development costs previously recognized as an expense.

Amortization is recognized in net income as an expense related to the function of the intangible asset.

Useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

All business combinations are accounted for using the acquisition method. Identifiable intangible assets are recognized separately from goodwill. Goodwill is carried at cost, is no longer amortized and represents the excess of the cost of an acquisition over the fair value of the company’s share of the net identifiable assets of the acquired subsidiary or equity method investee at the date of acquisition.

Separately recognized goodwill is carried at cost less accumulated amortization (recognized prior to 2002) and impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Judgment is applied to determine non-tangible expenditures eligible for capitalization.

Estimation is applied to determine expected useful lives used in the straight-line amortization of intangible assets with finite lives. Changes in accounting estimates can result from changes in useful life or the expected pattern of consumption of an asset (taken into account by changing the amortization period or method, as appropriate).

Goodwill is allocated to CGUs or groups of CGUs for the purpose of impairment testing based on the level at which it is monitored by management, and not at a level higher than an operating segment. The allocation is made to those CGUs or groups of CGUs expected to benefit from the business combination in which the goodwill arose.

84	PotashCorp 2017 Annual Report

Note 15	Intangible Assets continued	in millions of US dollars except as otherwise noted

Supporting Information

Goodwill is the only intangible asset with an indefinite useful life recognized by the company. All other intangible assets have finite useful lives. Following is a reconciliation of intangible assets:

	Goodwill [1]		Other		Total
	2017	2016	2017	2016	2017	2016

Carrying amount, beginning of year	$97	$97	$83	$95	$180	$192
Additions	–	–	1	2	1	2
Amortization	–	–	(15)	(14)	(15)	(14)

Carrying amount, end of year	$97	$97	$69	$83	$166	$180

Balance as at December 31 comprised of:
Cost	$104	$104	$123	$122	$227	$226
Accumulated amortization	(7)	(7)	(54)	(39)	(61)	(46)

Carrying amount	$97	$97	$69	$83	$166	$180

1 The company’s aggregate carrying amount of goodwill was $97 (2016 – $97), representing 1.2 percent of shareholders’ equity as at December 31, 2017 (2016 – 1.2 percent). Substantially all of the company’s recorded goodwill relates to the nitrogen segment.

Note 16	Payables and Accrued Charges

Trade and other payables and accrued charges mainly consist of amounts owed to suppliers, contractors, employees and shareholders that have been invoiced or accrued.

Payables and accrued charges as at December 31 were comprised of:

	2017	2016	38% Total trade accounts included in payables and accrued changes at December 31, 2017 (unaudited)
Trade accounts	$306	$340
Accrued compensation	98	76
Dividends	84	84
Current portion of asset retirement obligations and accrued environmental costs (Note 18)	72	58
Deferred revenue	51	59
Accrued transaction costs (Note 32)	42	–
Current portion of pension and other post-retirement benefits (Note 26)	35	32
Accrued interest	33	35
Income taxes (Note 8)	16	25
Other payables and other accrued charges	70	63

	$807	$772

PotashCorp 2017 Annual Report	85

in millions of US dollars except as otherwise noted

Note 17	Derivative Instruments

PotashCorp enters into contracts with other parties primarily to fix the price of natural gas used as feedstock in production and the exchange rate for Canadian dollar transactions.

Accounting Policies	Accounting Estimates and Judgments

Derivative financial instruments are used to lock in commodity prices, exchange rates and interest rates. Contracts to buy or sell a non-financial item [1] are recognized at fair value on the consolidated statements of financial position where appropriate.

For designated and qualified cash flow hedges:

• the effective portion of the change in the fair value of the derivative is accumulated in OCI until the variability in cash flows being hedged is recognized in net income in future accounting periods; and

• the ineffective portions of hedges are recorded in net income in the current period.

The change in fair value of derivative instruments, not designated or not qualified as hedges, is recorded in net income in the current period.

The company’s policy is not to use derivative instruments for trading or speculative purposes. The company may choose not to designate a qualifying derivative instrument in an economic hedging relationship as an accounting hedge.

For natural gas derivative instruments designated as accounting hedges, the company formally documents:

• all relationships between hedging instruments and hedged items;

• its risk management objective and strategy for undertaking the hedge transaction; and

• the linkage of derivatives to specific assets and liabilities or to specific firm commitments or forecast transactions.

The company also assesses whether the natural gas derivatives used in hedging transactions are expected to be or were highly effective, both at the hedge’s inception and on an ongoing basis, in offsetting changes in fair values of hedged items. Hedge effectiveness related to the company’s natural gas hedges is assessed on a prospective and retrospective basis using regression analyses.

A hedging relationship is terminated if:

• the hedge ceases to be effective;

• the underlying asset or liability being hedged is derecognized; or

• the derivative instrument is no longer designated as a hedging instrument.

In such instances, the difference between the fair value and the accrued value of the hedging derivatives upon termination is deferred and recognized in net income on the same basis that gains, losses, revenue and expenses of the previously hedged item are recognized. If a cash flow hedging relationship is terminated because it is no longer probable that the anticipated transaction will occur, then the net gain or loss accumulated in OCI is recognized in current period net income.

Uncertainties, estimates and use of judgment include the assessment of contracts as derivative instruments and for embedded derivatives, application of hedge accounting and valuation of derivatives at fair value (discussed further in Note 29).

For derivatives or embedded derivatives, the most significant area of judgment is whether the contract can be settled net, one of the criteria in determining whether a contract for a non-financial asset is considered a derivative and accounted for as such. Judgment is also applied in determining whether an embedded derivative is closely related to the host contract, in which case bifurcation and separate accounting are not necessary.

The process to test effectiveness and meet stringent documentation standards requires the application of judgment and estimation.

[1] Can be settled net in cash or another financial instrument, or by exchanging financial instruments, as if the contracts were financial instruments (except contracts that were entered into and continue to be held for the purpose of the receipt or delivery of a non-financial item in accordance with expected purchase, sale or usage requirements).

86	PotashCorp 2017 Annual Report

Note 17	Derivative Instruments continued	in millions of US dollars except as otherwise noted

Supporting Information

Significant recent derivatives included the following:

•	natural gas swap agreements to manage the cost of natural gas, generally designated as cash flow hedges of anticipated transactions; and

•	foreign currency forward contracts for the primary purpose of limiting exposure to exchange rate fluctuations relating to expenditures denominated in currencies other than the US dollar, not designated as hedging instruments for accounting purposes.

Derivatives as at December 31 were comprised of:

	2017			2016

	Assets	Liabilities	Net	Assets	Liabilities	Net

Natural gas derivatives – designated cash flow hedges	$–	$35	$(35)	$–	$44	$(44)
Natural gas derivatives	9	29	(20)	6	53	(47)
Foreign currency derivatives	1	–	1	–	–	–

Total	10	64	(54)	6	97	(91)
Less current portion	(7)	(29)	22	(1)	(41)	40

Long-term portion	$3	$35	$(32)	$5	$56	$(51)

As at December 31, 2017, the company’s net exposure to natural gas derivatives in the form of swaps was a notional amount of 27 million MMBtu with maturities in 2018 through 2022 (2016 – 46 million).

For the year ended December 31, 2017, (losses) gains before taxes of $(14) were recognized in OCI (2016 – $11, 2015 – $(83)). For the year ended December 31, 2017, losses before taxes of $54 (2016 – $78, 2015 – $84) were reclassified from accumulated other comprehensive income (“AOCI”) and recognized in cost of goods sold excluding ineffectiveness, which changed these losses by $1 (2016 – $2, 2015 – $NIL). Of the losses before taxes in AOCI at December 31, 2017, approximately $25 (2016 – $44, 2015 – $79) will be reclassified to cost of goods sold within the next 12 months.

As at December 31, 2017, the company had entered into foreign currency forward contracts to sell US dollars and receive Canadian dollars in the notional amount of $39 (2016 – $21) at an average exchange rate of 1.2754 (2016 – 1.3490) per US dollar with maturities in 2018 (2016 – maturities in 2017).

Note 18	Provisions for Asset Retirement, Environmental
and Other Obligations

A provision is an estimated liability with uncertainty over the timing or amount that will be paid. The most significant asset retirement and environmental restoration provisions relate to costs to restore potash and phosphate sites to their original, or another specified, condition.

Accounting Policies	Accounting Estimates and Judgments

Provisions are recognized when:

• there is a present legal or constructive obligation as a result of past events;

• it is probable an outflow of resources will be required to settle the obligation; and

• the amount has been reliably estimated.

Provisions are not recognized for costs that need to be incurred to operate in the future or expected future operating losses.

The company recognizes provisions for termination benefits at the earlier of when it can no longer withdraw the offer of the termination benefits and when it recognizes any related restructuring costs.

Provisions are measured at the present value of the cash flow [1] expected to be required to settle the obligation.

Estimates for provisions take into account:

• most provisions will not be settled for a number of years;

• environmental laws and regulations and interpretations by regulatory authorities could change or circumstances affecting the company’s operations could change, either of which could result in significant changes to current plans; and

• the nature, extent and timing of current and proposed reclamation and closure techniques in view of present environmental laws and regulations.

[1] Using a pre-tax risk-free discount rate that reflects current market assessments of the time value of money and the risks specific to the timing and jurisdiction of the obligation.

PotashCorp 2017 Annual Report	87

Note 18	Provisions for Asset Retirement, Environmental and Other Obligation continued	in millions of US dollars except as otherwise noted

Accounting Policies continued
Environmental costs related to current operations are:
Capitalized as an asset, if	Expensed, if	Recorded as a provision, when
• property life is extended; • capacity is increased; • contamination from future operations is mitigated or prevented; or • related to legal or constructive asset retirement obligations.	• related to existing conditions caused by past operations; and • they do not contribute to current or future revenue generation.

• environmental remedial efforts are likely; and

• the costs can be reasonably estimated.

The company uses the most current information available, including similar past experiences, available technology, regulations in effect, the timing of remediation, and cost-sharing arrangements.

The company recognizes provisions for decommissioning obligations (also known as asset retirement obligations) primarily related to mining and mineral activities. The major categories of asset retirement obligations are:

• reclamation and restoration costs at its potash and phosphate mining operations, including management of materials generated by mining and mineral processing, such as various mine tailings and gypsum;

• land reclamation and revegetation programs;

• decommissioning of underground and surface operating facilities;

• general cleanup activities aimed at returning the areas to an environmentally acceptable condition; and

• post-closure care and maintenance.

The present value of a liability for a decommissioning obligation is recognized in the period in which it is incurred if a reasonable estimate can be made. The associated costs are:

• capitalized as part of the carrying amount of any related long-lived asset and then amortized over its estimated remaining useful life;

• recorded as inventory; or

• expensed in the period.

The best estimate of the amount required to settle the obligation is reviewed at the end of each reporting period and updated to reflect changes in the discount and foreign exchange rates and the amount or timing of the underlying cash flows. When there is a change in the best estimate, an adjustment is recorded against the carrying amount of the provision and any related asset, and the effect is then recognized in net income over the remaining life of the asset. The increase in the provision due to the passage of time is recognized as a finance cost. A gain or loss may be incurred upon settlement of the liability.

Accounting Estimates and Judgments continued

It is reasonably possible that the ultimate costs could change in the future and that changes to these estimates could have a material effect on the company’s consolidated financial statements.

Estimates for asset retirement obligation costs depend on the development of environmentally acceptable closure and post-closure plans. In some cases, this may require significant research and development to identify preferred methods for such plans that are economically sound and that, in most cases, may not be implemented for several decades. The company uses appropriate technical resources, including outside consultants, to develop specific site closure and post-closure plans in accordance with the requirements of the various jurisdictions in which it operates. Other than certain land reclamation programs, settlement of the obligations is typically correlated with mine life estimates.

The risk-free rate and expected cash flow payments for asset retirement obligations at December 31 were as follows:

2017	Risk-Free Rate	Cash Flow Payments [1]
Phosphate	2.16%-2.74%	1-85 years
Potash	5%	40-360 years

2016
Phosphate	1.86%-3.06%	1-85 years
Potash	5%	50-340 years

1 Timeframe in which payments are expected to principally occur from December 31, with the majority of phosphate payments taking place over the next 35 years. Changes in years can result from changes to the mine life and/or changes in the rate in tailing volumes.

Employee termination activities are complex processes that can take months to complete and involve making and reassessing estimates.

Sensitivity of asset retirement obligations to changes in the discount rate and inflation rate on the recorded liability as at December 31, 2017 is as follows:

	Undiscounted Cash Flows		Discounted Cash Flows	Discount Rate		Inflation Rate
				+0.5%	-0.5%	+0.5%	-0.5%
Potash obligation [1]	$ 1,017	[2]	$114	$ (25)	$37	$39	$ (27)
Nitrogen obligation	62		3	(1)	1	1	(1)
Phosphate obligation	954		608	(36)	42	43	(37)

1 Stated in millions of Canadian dollars.

2 Represents total undiscounted cash flows in the first year of decommissioning. Excludes subsequent years of tailings dissolution, fine tails capping, tailings management area reclamation, post reclamation activities and monitoring, and final decommissioning, which are estimated to take an additional 92-292 years.

88	PotashCorp 2017 Annual Report

Note 18	Provisions for Asset Retirement, Environmental and Other Obligation continued	in millions of US dollars except as otherwise noted

Supporting Information

Following is a reconciliation of asset retirement, environmental restoration and other obligations:

	Asset Retirement Obligations	Environmental Restoration Obligations	Subtotal	Other Obligations	Total

Balance – December 31, 2016	$678	$23	$701	$3	$704
Charged to income
New obligations	3	2	5	–	5
Change in discount rate	1	–	1	–	1
Change in other estimates	15	(2)	13	–	13
Unwinding of discount	17	–	17	–	17
Capitalized to property, plant and equipment
Change in discount rate	11	–	11	–	11
Change in other estimates	4	–	4	–	4
Settled during period	(33)	(2)	(35)	–	(35)
Exchange differences	6	–	6	–	6

Balance – December 31, 2017	$702	$21	$723	$3	$726

Balance as at December 31, 2017 comprised of:
Current liabilities
Payables and accrued charges (Note 16)	$67	$5	$72	$3	$75
Non-current liabilities
Asset retirement obligations and accrued environmental costs	635	16	651	–	651

Balance – December 31, 2015	$637	$22	$659	$6	$665
Charged to income
New obligations	3	3	6	1	7
Change in discount rate	9	–	9	–	9
Change in other estimates	42	–	42	–	42
Unwinding of discount	14	–	14	–	14
Capitalized to property, plant and equipment
Change in discount rate	11	–	11	–	11
Change in other estimates	1	–	1	–	1
Settled during period	(40)	(2)	(42)	(4)	(46)
Exchange differences	1	–	1	–	1

Balance – December 31, 2016	$678	$23	$701	$3	$704

Balance as at December 31, 2016 comprised of:
Current liabilities
Payables and accrued charges (Note 16)	$51	$7	$58	$3	$61
Non-current liabilities
Asset retirement obligations and accrued environmental costs	627	16	643	–	643

Environmental Operating and Capital Expenditures

The company’s operations are subject to numerous environmental requirements under federal, provincial, state and local laws and regulations of Canada, the US, and Trinidad and Tobago. These laws and regulations govern matters such as air emissions, wastewater discharges, land use and reclamation, and solid and hazardous waste management. Many of these laws, regulations and permit requirements are becoming increasingly stringent, and the cost of compliance can be expected to rise over time. The company’s operating expenses, other than costs associated with asset retirement obligations, relating to compliance with environmental laws and regulations governing ongoing operations for 2017 were $99 (2016 – $95, 2015 – $111).

The company routinely undertakes environmental capital projects. In 2017, capital expenditures of $81 (2016 – $82, 2015 – $164) were incurred to meet pollution prevention and control as well as other environmental objectives.

Other Environmental Obligations

Other environmental obligations generally relate to regulatory compliance, environmental management practices associated with ongoing operations other than mining, site assessment and remediation of environmental contamination related to the activities of the company and its predecessors, including waste disposal practices and ownership and operation of real property and facilities.

Other Obligations

Other obligations are comprised of provisions for community investment.

PotashCorp 2017 Annual Report	89

in millions of US dollars except as otherwise noted

Note	19	Investments

PotashCorp holds interests in associates and joint ventures, the most significant being Canpotex. The company’s most significant investment accounted for as available-for-sale is Sinofert. The company’s significant investments in SQM, APC and ICL were classified as held for sale at December 31, 2017.

Investments Held for Sale and Discontinued Operations

Accounting Policies	Accounting Estimates and Judgments

The company classifies assets and liabilities as held for sale if it is highly probable that the carrying value will be recovered through a sale transaction within one year rather than through continuing use.

The company’s significant policies include:

• cessation of equity accounting for associates and joint ventures at the date the investments were classified as held for sale;

• measurement of assets at the lower of carrying amount and fair value less costs to sell, with the exception of financial assets (including investments classified as available-for-sale);

• recognition of impairment losses on the statement of operations for equity-accounted investees when fair value less costs to sell is below the carrying amount;

• reversal of impairment losses for equity-accounted investees if the recoverable amount subsequently exceeds the carrying amount;

• unrealized gains and losses on remeasurement of available-for-sale investments are recorded, net of related income taxes, to OCI;

• dividends received are recorded on the statement of operations; and

• discontinued operations represent a component of the company’s business that either has been disposed of, or is classified as held for sale, and represents a separate major line of business or geographic area of operations or is a part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations.

Estimation is used to determine fair value less cost to sell.

Judgment is used in determining if objective evidence of impairment exists, and if so, the amount of impairment.

Judgment is used to assess highly probable and the date when equity accounting ceases.

Judgment is also used in determining if the discontinued operations are a component of the company.

90	PotashCorp 2017 Annual Report

Note 19	Investments continued	in millions of US dollars except as otherwise noted

The company’s investments in SQM at December 1, 2017, and ICL and APC at December 31, 2017, were classified as held for sale and as discontinued operations, due to regulatory requirements to dispose of these investments, as discussed in Note 32. Share of earnings, dividend income and income tax recovery (expense) pertaining to these investments were reclassified from operating income and income tax recovery (expense) to net income from discontinued operations on the consolidated statements of income. The company is actively seeking buyers for its investments in SQM and APC and expects to complete the sales in 2018. On January 24, 2018, the company completed the sale of its equity interests in ICL through a private secondary offering for net proceeds of $685, resulting in a loss on disposal of $19, net of income taxes of $NIL.

Supporting Information

Assets and liabilities held for sale as at December 31 were comprised of:

	2017	2016

Assets
Equity-accounted investees [1]	$1,146	$–
Available-for-sale investment [2]	708	–
Current tax asset	4	–

Assets held for sale	$1,858	$–

Liabilities

Deferred income tax liabilities	$36	$–

1 SQM and APC.

2 ICL.

Net income from discontinued operations was comprised of:

	2017	2016	2015

Share of earnings of equity-accounted investees	$151	$92	$112
Dividend income	24	31	48
Income tax (expense) recovery	(2)	1	(5)

Net income from discontinued operations	$173	$124	$155

	2017	2016	2015

Net income per share from discontinued operations
Basic	$0.21	$0.15	$0.18
Diluted	$0.21	$0.14	$0.18

Cash flows from discontinued operations were comprised of:

	2017	2016	2015

Dividends from discontinued operations [1]	$176	$195	$127

1 Dividends from discontinued operations are classified as cash provided by operating activities.

PotashCorp 2017 Annual Report	91

Note 19	Investments continued	in millions of US dollars except as otherwise noted

Assets held for sale as at December 31 were comprised of:

	Principal Activity	Principal Place of Business and Incorporation	Proportion of Ownership Interest and Voting Rights Held			Quoted Fair Value [1]		Carrying Amount
Name			2017		2016 [2]	2017	2016 [2]	2017	2016 [2]
SQM	Chemicals & Mining	Chile	32%	[3]	–	$4,645	$–	$784	$–
APC	Mining	Jordan	28%		–	543	–	362	–
ICL	Fertilizer & Specialty Chemicals	Israel	14%		–	708	–	708	–

								$1,854	$–

1 The quoted market value (fair value) was based on unadjusted quoted prices in active markets (Level 1).

2 Investments in SQM, APC and ICL were classified as held for sale in 2017.

3 Due to provisions in SQM’s bylaws, the company holds proportional voting rights of 28 percent.

Investments in Equity-Accounted Investees

Accounting Policies	Accounting Estimates and Judgments

Investments in which the company exercises significant influence (but does not control) are accounted for using the equity method. Significant influence is the power to participate in the financial and operating policy decisions of the investee. Such investees that are not jointly controlled are referred to as associates. All investees the company jointly controls are classified and accounted for as joint ventures, which are also accounted for using the equity method. These associates and joint ventures follow similar accounting principles and policies to PotashCorp.

The company’s significant policies include:

• its proportionate share of any net income or losses from investees, and any gain or loss on disposal, are recorded in net income;

• its proportionate share of post-acquisition movements in OCI is recognized in the company’s OCI;

• the cumulative post-acquisition movements in net income and OCI are adjusted against the carrying amount of the investment; dividends received reduce the carrying amount of the company’s investment;

• an impairment test is performed when there is objective evidence of impairment, such as significant adverse changes in the environment in which the equity-accounted investee operates or a significant or prolonged decline in the fair value of the investment below its carrying amount. An impairment loss is recorded when the recoverable amount[1] becomes lower than the carrying amount; and

• impairment losses are reversed if the recoverable amount subsequently exceeds the carrying amount.

[1] The higher of value in use and fair value less costs to sell.

Judgment is necessary in determining when significant influence (power to participate in the financial and operating policy decisions of the investee but not control or joint control over those policies) exists.

Judgment is also used in determining if objective evidence of impairment exists, and if so, the amount of impairment.

Supporting Information

Equity-accounted investees as at December 31 were comprised of:

Name	Principal Activity	Principal Place of Business and Incorporation	Proportion of Ownership Interest and Voting Rights Held				Quoted Fair Value [1]				Carrying Amount
			2017		2016		2017		2016		2017	2016
SQM [2]	Chemicals & Mining	Chile	–		32%	[3]	$–		$2,228		$–	$781
APC [2]	Mining	Jordan	–		28%		–		618		–	362
Canpotex	Marketing & Logistics	Canada	33%	[4]	33%		n/a	[5]	n/a	[5]	–	–
Other associates and joint ventures											30	30

Total equity-accounted investees											$30	$1,173

1 The quoted market value (fair value) was based on unadjusted quoted prices in active markets (Level 1).

2 Investments in SQM and APC were classified as held for sale at December 31, 2017.

3 Due to provisions in SQM’s bylaws, the company holds proportional voting rights of 28 percent.

4 Upon closing of the Merger on January 1, 2018 as described in Note 32, Nutrien’s interest in Canpotex is 50% and the classification of the investment changed from an associate to a joint venture. The equity method is required for both associates and joint ventures, therefore, there is no change in the accounting for Canpotex.

5 Canpotex is a private company and there is no quoted market price available for the shares.

92	PotashCorp 2017 Annual Report

Note 19	Investments continued	in millions of US dollars except as otherwise noted

Aggregated financial information of the company’s proportionate interest in equity-accounted investees for the year ended December 31 was as follows:

	Associates			Joint Ventures
	2017	2016 [1]	2015 [1]	2017	2016	2015

Income from continuing operations and net income	$–	$–	$–	$9	$6	$8
Other comprehensive income	–	–	–	–	–	–
Total comprehensive income	–	–	–	9	6	8

1 Certain amounts have been reclassified as a result of investments in SQM and APC being classified as discontinued operations in 2017.

Additional aggregated financial information of all the company’s equity-accounted investees, including the discontinued operations of SQM and APC, are set out below. The financial information represents an aggregation of full amounts shown in each associate’s and joint venture’s financial statements prepared in accordance with IFRS as at and for the year ended December 31, as applicable.

	2017	2016

Current assets	$3,581	$3,762
Non-current assets	2,869	2,885
Current liabilities	1,235	1,292
Non-current liabilities	1,751	1,730
Non-controlling interest	60	61

	2017	2016	2015

Sales	$5,509	$4,739	$5,892
Gross profit	992	811	900
Income from continuing operations and net income	573	382	419

Dividends received from equity-accounted investments in 2017 were $6 (2016 – $6, 2015 – $7). Dividends received from SQM and APC are included in dividends from discontinued operations on Page 91.

Available-for-Sale Investments

Accounting Policies	Accounting Estimates and Judgments

The fair value of investments designated as available-for-sale is recorded in the consolidated statements of financial position, with unrealized gains and losses, net of related income taxes, recorded in AOCI.

The company’s significant policies include:

• the cost of investments sold is based on the weighted average method;

• realized gains and losses on these investments are removed from AOCI and recorded in net income; and

• the company assesses at the end of each reporting period whether there is objective evidence of impairment. A significant or prolonged decline in the fair value of the investment below its cost would be evidence that the asset is impaired. If objective evidence of impairment exists, the impaired amount (i.e., the unrealized loss) is recognized in net income; any subsequent reversals of a previous impairment would be recognized in OCI and not net income. Any subsequent decline in the fair value below the carrying amount at the impairment date would represent a further impairment to be recognized in net income.

See Note 29 for a description of how the company determines fair value for its investments.

The company’s 22 percent ownership of Sinofert does not constitute significant influence and its investment is therefore accounted for as available-for-sale.

The determination of when an investment is impaired, and if so, the amount of impairment, requires judgment. In making this judgment, the company evaluates, among other factors, the duration and extent to which the fair value of the investment is less than its cost at each reporting period-end.

PotashCorp 2017 Annual Report	93

Note 19	Investments continued	in millions of US dollars except as otherwise noted

Supporting Information

Available-for-sale investments as at December 31 were as follows:

	Principal Activity	Principal Place of Business and Incorporation	Proportion of Ownership Interest and Voting Rights Held		Fair Value and Carrying Amount
Name			2017	2016	2017	2016

ICL [1]	Fertilizer & Specialty Chemicals	Israel	–	14%	$–	$725
Sinofert	Fertilizer Supplier & Distributor	China/Bermuda	22%	22%	258	212
Other					4	3

					$262	$940

1 Investment in ICL was classified as held for sale in 2017.

As at December 31, 2017, the net unrealized loss on these investments was $320 (2016 – $346).

During 2012, the company concluded its investment in Sinofert was impaired due to the significance by which fair value was below cost. During 2014 and 2016, the company concluded its investment in Sinofert was further impaired due to the fair value declining below the carrying amount of $238 and $200, respectively at the previous impairment dates. As a result, impairment losses of $341, $38 and $10 were recognized in net income during 2012, 2014 and 2016, respectively. No impairment loss was recognized in income during 2017. The fair value was determined by reference to the market value of Sinofert shares on the Hong Kong Stock Exchange.

Changes in fair value, and related accounting, for the company’s investment in Sinofert since December 31, 2014 were as follows:

			Impact of Unrealized Loss on:
	Fair Value	Unrealized (Loss) Gain	OCI and AOCI	Net Income and Retained Earnings

Balance – December 31, 2014	$252	$(327)	$52	$(379)
Increase in fair value during the year	14	14	14	–

Balance – December 31, 2015	$266	$(313)	$66	$(379)
Decrease in fair value and recognition of impairment	$(76)	$(76)	$(66)	$(10)
Increase in fair value subsequent to recognition of impairment	22	22	22	–

Balance – December 31, 2016	$212	$(367)	$22	$(389)
Increase in fair value during the year	46	46	46	–

Balance – December 31, 2017	$258	$(321)	$68	$(389)

94	PotashCorp 2017 Annual Report

in millions of US dollars except as otherwise noted

Note 20	Short-Term Debt

The company uses its $2.5 billion commercial paper program for its short-term cash requirements. The commercial paper program is backstopped by a long-term credit facility.

Short-term debt as at December 31 was comprised of:

	2017	2016

Commercial paper	$730	$389

The amount available under the commercial paper program is limited to the availability of backup funds under the credit facility. As at December 31, 2017, the company was authorized to issue commercial paper up to $2,500 (2016 – $2,500).

The company has a $75 unsecured line of credit available for short-term financing. Net of letters of credit of $NIL and direct borrowings of $4, $71 was available as at December 31, 2017 (2016 – $75). The line of credit is available through August 2018 (2016 – August 2017).

The line of credit is subject to financial tests and other covenants. Principal covenants and events of default are as follows: a debt-to-capital ratio of less than or equal to 0.65:1, net book value of disposed assets not to exceed 25 percent of the prior year-end’s total assets, debt of subsidiaries not to exceed $1,000 and a $300 permitted lien basket. The line of credit is subject to other customary covenants and events of default, including an event of default for non-payment of other debt in excess of the greater of $100 or 2 percent of shareholders’ equity. Non-compliance with such covenants could result in accelerated payment of amounts due under the line of credit, and its termination. The company was in compliance with the covenants described above as at December 31, 2017.

Note 21	Long-Term Debt

The company’s sources of borrowing for funding and liquidity purposes are primarily senior notes and a long-term credit facility that provides for unsecured borrowings and backstops its commercial paper program.

Accounting Policy
Issue costs of long-term debt obligations are capitalized to long-term obligations and are amortized to expense over the term of the related liability using the effective interest method.

PotashCorp 2017 Annual Report	95

Note 21	Long-Term Debt continued	in millions of US dollars except as otherwise noted

Supporting Information

Long-term debt as at December 31 was comprised of:

	Rate of Interest	Maturity	2017	2016
Senior notes [1]
Notes issued 2010	3.250%	December 1, 2017	$–	$500
Notes issued 2009	6.500%	May 15, 2019	500	500
Notes issued 2009	4.875%	March 30, 2020	500	500
Notes issued 2014	3.625%	March 15, 2024	750	750
Notes issued 2015	3.000%	April 1, 2025	500	500
Notes issued 2016	4.000%	December 15, 2026	500	500
Notes issued 2006	5.875%	December 1, 2036	500	500
Notes issued 2010	5.625%	December 1, 2040	500	500
			3,750	4,250
Less net unamortized debt issue costs			(43)	(48)
			3,707	4,202
Less current maturities			–	(500)
Add current portion of amortization			4	5
			$3,711	$3,707

1 Each series of senior notes is unsecured and has no sinking fund requirements prior to maturity. Each series is redeemable, in whole or in part, at the company’s option, at any time prior to maturity for a price equal to the greater of the principal amount of the notes to be redeemed and the present value of the remaining scheduled payments of principal and interest based on a predetermined computation of the discount rate, plus accrued and unpaid interest. The series of senior notes issued in 2014, 2015 and 2016 are redeemable, in whole or in part, at the company’s option, at any time three months before maturity for a price equal to 100 percent of the principal amount of the notes to be redeemed, plus accrued and unpaid interest. Certain downgrades in the company’s credit ratings below investment-grade, resulting from a change in control, including the Merger discussed in Note 32, could trigger a change in control offer under existing debt securities, except the notes issued in 2016, and the company would be required to make an offer to purchase all, or any part, of these senior notes at 101 percent of the principal amount of the notes to be repurchased, plus accrued and unpaid interest.

The company has a long-term revolving credit facility that provides for unsecured borrowings and also backstops its commercial paper program. The availability of borrowings is reduced by the amount of commercial paper outstanding. Details of the company’s credit facilities were as follows:

	2017	2016
Facility as at December 31	$3,250 – maturity May 31, 2021 $250 – maturity May 31, 2020	$3,250 – maturity May 31, 2021 $250 – maturity May 31, 2020
Borrowings outstanding as at December 31	$NIL	$NIL
Commercial paper outstanding, backstopped by the credit facility, as at December 31 (Note 20)	$730	$389
Amounts borrowed and repaid during the year ended December 31	$NIL	$NIL

Under the senior notes, the company is not subject to any financial test covenants, but is subject to certain customary covenants (including limitations on liens and on sale and leaseback transactions) and events of default, including an event of default for acceleration of other debt in excess of $100. Principal covenants and events of default under the credit facility are the same as those under the line of credit described in Note 20. Non-compliance with such covenants could result in accelerated payment of amounts due under the credit facility, and its termination. The back-to-back loan arrangements are not subject to any financial test covenants but are subject to certain customary covenants and events of default, including, for other long-term debt, an event of default for non-payment of other debt in excess of $25. Non-compliance with such covenants could result in accelerated payment of the related debt. The company was in compliance with all covenants as at December 31, 2017.

Long-term debt obligations as at December 31, 2017 will mature as follows 1 :

2018	$–
2019	500
2020	500
2021	–
2022	–
Subsequent years	2,750

$3,750

1 Actual amounts and timing may differ depending on prepayments or refinancings prior to or at maturity.

96	PotashCorp 2017 Annual Report

in millions of US dollars except as otherwise noted

Note 22	Share Capital

Share capital represents amounts associated with issued common shares.

Authorized

The company is authorized to issue an unlimited number of common shares without par value and an unlimited number of first preferred shares. The common shares are not redeemable or convertible. The first preferred shares may be issued in one or more series with rights and conditions to be determined by the Board of Directors. No first preferred shares have been issued. Following the completion of the Merger, Nutrien indirectly owns all of the company’s outstanding common shares.

Issued

	Number of Common Shares	Consideration

Balance – December 31, 2014	830,242,574	$1,632
Issued under option plans	4,803,560	72
Issued for dividend reinvestment plan	1,494,017	43

Balance – December 31, 2015	836,540,151	1,747
Issued under option plans	2,329,600	36
Issued for dividend reinvestment plan	920,628	15

Balance – December 31, 2016	839,790,379	1,798
Issued under option plans and share-settled plans	114,900	2
Issued for dividend reinvestment plan	317,762	6

Balance – December 31, 2017	840,223,041	1,806

Dividends Declared

Subsequent to year-end, Nutrien’s Board of Directors declared a quarterly dividend of $0.40 per share payable to shareholders on April 20, 2018. The declared dividend is payable to all shareholders of record on March 29, 2018. The total estimated dividend to be paid is $258. The payment of this dividend will not have any tax consequences for Nutrien.

Share Repurchase Program

On February 20, 2018, Nutrien’s Board of Directors approved a share repurchase program of up to five percent of Nutrien’s outstanding common shares over a one-year period through a normal course issuer bid. Purchases under the normal course issuer bid will be made through open market purchases at market price, as well as by other means as may be permitted by applicable securities regulatory authorities, including private agreements. Any purchases made by private agreement under an issuer bid exemption order issued by a securities regulatory authority will be at a discount to the prevailing market price as provided in any exemption order. Purchases of common shares may commence on or about February 23, 2018 and will expire on the earlier of February 22, 2019, the date on which the company has acquired the maximum number of common shares allowable or otherwise decides not to make any further repurchases.

PotashCorp 2017 Annual Report	97

in millions of US dollars except as otherwise noted

Note 23	Capital Management

The company’s capital management objective is to have the financial flexibility to support existing assets and invest in value-creation opportunities at an acceptable level of risk. To optimize the cost of and access to capital, the company desires to maintain an investment-grade credit rating. Weighted average cost of capital, cash flow return on investments, debt ratios and equity levels are regularly reviewed for their impact on financial flexibility.

The company monitors its capital structure and, based on changes in economic conditions, may adjust the structure by adjusting the amount of dividends paid to shareholders, repurchasing shares, issuing new shares, issuing new debt or retiring existing debt.

The company uses a combination of short-term and long-term debt to finance its operations. It typically pays floating rates of interest on short-term debt and credit facilities, and fixed rates on senior notes.

Net debt and adjusted shareholders’ equity are included as components of the company’s capital structure. The calculation of net debt, adjusted shareholders’ equity and adjusted capital is set out in the following table:

	2017		2016

Short-term debt obligations	$730		$389
Current portion of long-term debt obligations	–		500
Long-term debt obligations	3,750		3,750
Net unamortized debt issue costs	(39	) [1]	(48)

Total debt	4,441		4,591
Cash and cash equivalents	(116)		(32)

Net debt	4,325		4,559

Total shareholders’ equity	8,303		8,199
Accumulated other comprehensive (income) loss	(25)		25

Adjusted shareholders’ equity	8,278		8,224

Adjusted capital [2]	$12,603		$12,783

1 Comprised of net unamortized debt issue costs less current portion of amortization included in prepaid expenses and other current assets.

2 Adjusted capital = (total debt – cash and cash equivalents) + (total shareholders’ equity – accumulated other comprehensive (income) loss).

The company monitors capital on the basis of a number of factors, including the ratios of: net debt to net income from continuing operations before finance costs, income taxes, depreciation and amortization, exit costs, termination benefit costs, certain impairment charges and Transaction costs (“adjusted EBITDA”); adjusted EBITDA to finance costs before unwinding of discount on asset retirement obligations, borrowing costs capitalized to property, plant and equipment and interest on net defined benefit pension and other post-retirement plan obligations (“adjusted finance costs”); net debt to adjusted capital; and fixed-rate debt obligations as a percentage of total debt obligations.

	2017	2016 [5]

Components of ratios
Adjusted EBITDA	$1,290	$1,294
Net debt	$4,325	$4,559
Adjusted finance costs	$213	$194
Adjusted capital	$12,603	$12,783
Ratios
Net debt to adjusted EBITDA [1]	3.35	3.52
Adjusted EBITDA to adjusted finance costs [2]	6.06	6.67
Net debt to adjusted capital [3]	34.3%	35.7%
Fixed-rate debt obligations as a percentage of total debt obligations [4]	83.7%	91.6%

[1]	Net debt to adjusted EBITDA = (total debt – cash and cash equivalents) / adjusted EBITDA.

[2]	Adjusted EBITDA to adjusted finance costs = adjusted EBITDA / adjusted finance costs.

[3]	Net debt to adjusted capital = (total debt – cash and cash equivalents) / (total debt – cash and cash equivalents + total shareholders’ equity – accumulated other comprehensive income (loss)).

[4]	Fixed-rate debt obligations as a percentage of total debt obligations is determined by dividing fixed-rate debt obligations by total debt obligations.

[5]	Figures recalculated due to adjustments described in the table on page 99.

Nutrien’s capital allocation policy is expected to be a balance between return of capital to shareholders and growth of the business, while maintaining a strong investment-grade credit rating. While Nutrien continues to develop its capital management policies, initial plans are to pay a stable and growing dividend with a target payout that may represent 40 to 60 percent of free cash flow through the agricultural cycle.

98	PotashCorp 2017 Annual Report

Note 23	Capital Management continued	in millions of US dollars except as otherwise noted

	2017	2016 [1]

Net income from continuing operations	$154	$199
Finance costs	238	216
Income taxes	(183)	44
Depreciation and amortization	692	695
Share of Canpotex’s Prince Rupert project exit costs	–	33
Termination benefit costs	–	32
Impairment charges	305	57
Transaction costs	84	18

Adjusted EBITDA	$1,290	$1,294

1 $92 of dividend income, $31 of share of earnings of equity-accounted investees and $1 of income tax recovery have been reclassified as a result of investments in SQM, APC and ICL being classified as discontinued operations in 2017.

	2017	2016

Finance costs	$238	$216
Unwinding of discount on asset retirement obligations	(17)	(14)
Borrowing costs capitalized to property, plant and equipment	11	11
Interest on net defined benefit pension and other post-retirement plan obligations	(19)	(19)

Adjusted finance costs	$213	$194

Note 24	Commitments

A commitment is an agreement that is enforceable and legally binding to make a payment in the future for the purchase of goods or services. These amounts are not recorded in the consolidated statements of financial position since the company has not yet received the goods or services from the supplier. The amounts below are what the company is committed to pay based on current expected contract prices.

Accounting Policies	Accounting Estimates and Judgments

Leases entered into are classified as either finance or operating leases. Leases that transfer substantially all of the risks and rewards of ownership of property to the company are accounted for as finance leases. They are capitalized at the commencement of the lease at the lower of the fair value of the leased property and the present value of the minimum lease payments. Property acquired under a finance lease is depreciated over the shorter of the period of expected use on the same basis as other similar property, plant and equipment and the lease term.

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Rental payments under operating leases are expensed in net income on a straight-line basis over the period of the lease.

The company is party to various leases, including leases for railcars and vessels. Judgment is required in considering a number of factors to ensure that leases to which the company is party are classified appropriately as operating or financing. Such factors include whether the lease term is for the major part of the asset’s economic life and whether the present value of minimum lease payments amounts to substantially all of the fair value of the leased asset.

Substantially all of the leases to which the company is party have been classified as operating leases.

PotashCorp 2017 Annual Report	99

Note 24	Commitments continued	in millions of US dollars except as otherwise noted

Supporting Information

Lease Commitments

The company has various long-term operating lease agreements for land, buildings, port facilities, equipment, ocean-going transportation vessels and railcars, the latest of which expires in 2038. The majority of lease agreements are renewable at the end of the lease period at market rates. Rental expenses for operating leases for the year ended December 31, 2017 were $87 (2016 – $80, 2015 – $90).

Purchase Commitments

The company has entered into long-term natural gas contracts with the National Gas Company of Trinidad and Tobago Limited, the latest of which expires in 2018. The contracts provide for prices that vary primarily with ammonia market prices, escalating floor prices and minimum purchase quantities. The commitments included in the adjacent table are based on floor prices and minimum purchase quantities. The company is in ongoing negotiations with the National Gas Company of Trinidad and Tobago Limited for the renewal of the natural gas contracts. Contract negotiations are expected to be complete by the end of 2018. Included in the following table are natural gas contracts of $94 for 2018.

Agreements for the purchase of sulfur for use in the production of phosphoric acid provide for specified purchase quantities, and prices are based on market rates at the time of delivery. The commitments included in the following table are based on expected contract prices.

Capital Commitments

The company has various long-term contractual commitments related to the acquisition of property, plant and equipment, the latest of which expires in 2022. The commitments included in the following table are based on expected contract prices.

Other Commitments

Other commitments consist principally of pipeline capacity, throughput and various rail and vessel freight contracts, the latest of which expires in 2026, and mineral lease commitments, the latest of which expires in 2038.

Minimum future commitments, excluding any matters that may be impacted as a result of the completion of the Merger, under these contractual arrangements were as follows at December 31, 2017:

	Operating Leases	Purchase Commitments	Capital Commitments	Other Commitments	Total

Within 1 year	$85	$303	$18	$44	$450
1 to 3 years	129	–	13	49	191
3 to 5 years	105	–	10	42	157
Over 5 years	182	–	–	24	206

Total	$501	$303	$41	$159	$1,004

Note 25	Guarantees

General guarantees are not recognized in the consolidated statements of financial position but are disclosed.

Accounting Policies

General guarantees are not recognized in the consolidated statements of financial position but are disclosed and include:

•	contracts or indemnifications that contingently require the guarantor to make payments based on changes in an underlying;

•	contracts that contingently require payments to a guaranteed party based on another entity’s failure to perform under an agreement; and

•	an indirect guarantee of the indebtedness of another party.

A financial guarantee contract requires the issuer to make payments to reimburse the holder for a loss it incurs because a debtor fails to make payment when due. A financial guarantee contract is recognized as a financial instrument in the consolidated statements of financial position when the company becomes party to the contract.

Supporting Information

The company provides indemnifications, which are often standard contractual terms, to counterparties in transactions such as purchase and sale contracts, service agreements, director/officer contracts and leasing transactions. Indemnification agreements:

•	may require the company to compensate counterparties for costs incurred as a result of various events, including environmental liabilities and changes in (or in the interpretation of) laws and regulations, or as a result of litigation claims or statutory sanctions that may be suffered by a counterparty as a consequence of the transaction;

•	will vary based upon the contract, the nature of which prevents the company from making a reasonable estimate of the maximum potential amount that it could be required to pay to counterparties; and

•	have not historically required the company to make any significant payments and no amounts have been accrued in the accompanying consolidated financial statements (except for accruals relating to the underlying potential liabilities).

Various debt obligations (such as overdrafts, lines of credit with counterparties for derivatives and back-to-back loan arrangements) and other commitments (such as railcar leases) related to certain subsidiaries and investees have been directly guaranteed by the company under certain agreements with third parties. It would be required to perform on these guarantees in the event of default by the guaranteed parties. No material loss is anticipated by reason of such agreements and guarantees.

100	PotashCorp 2017 Annual Report

Note 25	Guarantees continued	in millions of US dollars except as otherwise noted

As at December 31, 2017, the maximum potential amount of future (undiscounted) payments under significant guarantees provided to third parties approximated $534. It is unlikely these guarantees will be drawn upon and, since the maximum potential amount of future payments does not consider the possibility of recovery under recourse or collateral provisions, this amount is not indicative of future cash requirements or the company’s expected losses from these arrangements. Upon closing of the Merger, as described in Note 32, Nutrien’s portion of the Canpotex allocation was 63.82 percent.

As at December 31, 2017, no subsidiary balances subject to guarantees were outstanding in connection with the company’s cash management facilities, and it had no liabilities recorded for other guarantee obligations.

The company has guaranteed the gypsum stack capping, closure and post-closure obligations of PCS Phosphate in White Springs, Florida and PCS Nitrogen in Geismar, Louisiana, respectively, pursuant to the financial assurance regulatory requirements in those states. In addition to the foregoing guarantees associated with US mining operations, the company has guaranteed the performance of certain remediation obligations of PCS Joint Venture at the Lakeland, Florida and Moultrie, Georgia sites.

The environmental regulations of the Province of Saskatchewan require each potash mine to have decommissioning and reclamation plans, and financial assurances for these plans, approved by the responsible provincial minister. The next scheduled review of the decommissioning and reclamation plans is to be completed by June 30, 2021. With respect to the financial assurances for these plans, the Minister of the Environment for Saskatchewan (“MOE”) approved the increase of the previously established CDN $3 trust fund to CDN $25 to be funded by the company in equal annual payments from 2014 through 2021. As at December 31, 2017, the total balance in the trust fund was CDN $15.

The company has met its financial assurance responsibilities as at December 31, 2017. Costs associated with the retirement of long-lived tangible assets have been accrued in the accompanying consolidated financial statements to the extent that a legal or constructive liability to retire such assets exists.

During the period, the company entered into various other commercial letters of credit in the normal course of operations. As at December 31, 2017, $43 of letters of credit were outstanding.

The company expects that it will be able to satisfy all applicable credit support requirements without disrupting normal business operations.

Note 26	Pension and Other Post-Retirement Benefits

The company offers pension and other post-retirement benefits to qualified employees: defined benefit pension plans; defined contribution pension plans; and health, disability, dental and life insurance (referred to as other defined benefit) plans. Substantially all employees participate in at least one of these plans.

Defined Benefit Plans

Accounting Policies	Accounting Estimates and Judgments

For employee retirement and other defined benefit plans:

• accrued liabilities are recorded net of plan assets;

• costs [1] are actuarially determined on a regular basis using the projected unit credit method;

• net interest is based on the discount rate used to measure plan obligations or assets at the beginning of the annual period;

Estimates and judgments are required to determine discount rates, health care cost trend rates, projected salary increases, retirement age, longevity and termination rates. These assumptions are determined by management and are reviewed annually by the company’s independent actuaries.

PotashCorp 2017 Annual Report	101

Note 26	Pension and Other Post-Retirement Benefits continued	in millions of US dollars except as otherwise noted

Accounting Policies continued	Accounting Estimates and Judgments continued

• past service cost is recognized in net income at the earlier of when i) a plan amendment or curtailment occurs; or ii) related restructuring costs or termination benefits are recognized;

• net interest is presented within finance costs; and

• other components of costs are presented within cost of goods sold or selling and administrative expenses, as applicable.

Remeasurements, recognized immediately in OCI in the period they occur, are comprised of actuarial gains and losses, return on plan assets (excluding amounts included in net interest) and the effect of the asset ceiling (if applicable).

When a plan amendment occurs before a settlement, the company recognizes past service cost before any gain or loss on settlement.

The company’s discount rate assumption is impacted by:

• the weighted average interest rate at which each pension and other post-retirement plan liability could be effectively settled at the measurement date;

• country specific rates; and

• the use of a yield curve approach.[2]

[2] Based on the respective plans’ demographics, expected future pension benefits and medical claims, payments are measured and discounted to determine the present value of the expected future cash flows. The cash flows are discounted using yields on high-quality AA-rated non-callable bonds with cash flows of similar timing where there is a deep market for such bonds. Where the company does not believe there is a deep market for such bonds (such as for terms in excess of 10 years in Canada), the cash flows are discounted using a yield curve derived from yields on provincial bonds rated AA or better to which a spread adjustment is added to reflect the additional risk of corporate bonds. For Trinidad plans, the cash flows are discounted using yields on local market government bonds with cash flows of similar timing. The resulting rates are used by the company to determine the final discount rate.

[1] Including service costs, past service costs, gains and losses on curtailments and settlements, net interest and remeasurements.

The significant assumptions used to determine the benefit obligations and expense for the company’s significant plans were as follows:

	Pension			Other
	2017	2016	2015	2017		2016		2015
Assumptions used to determine benefit obligations as at December 31
Discount rate, %	3.65	4.25	4.35	3.65		4.40		4.45
Rate of increase in compensation levels, %	5.00	5.00	5.00	n/a		n/a		n/a
Medical cost trend rate – assumed, %	n/a	n/a	n/a	5.60-4.50	[1]	5.70-4.50	[1]	5.80-4.50	[1]
Medical cost trend rate – year reaches ultimate trend rate	n/a	n/a	n/a	2037		2037		2037
Mortality assumptions [2]
Life expectancy at 65 for a male member currently at age 65	20.7	21.8	21.7	20.0		21.1		21.0
Life expectancy at 65 for a female member currently at age 65	22.7	24.0	23.9	22.4		23.7		23.6

Assumptions used to determine benefit expense for the year
Discount rate, %	4.25	4.35	4.00	4.40		4.45		4.00
Rate of increase in compensation levels, %	5.00	5.00	5.00	n/a		n/a		n/a
Medical cost trend rate – assumed, %	n/a	n/a	n/a	5.70-4.50	[1]	5.80-4.50	[1]	6.90-4.50	[1]
Medical cost trend rate – year reaches ultimate trend rate	n/a	n/a	n/a	2037		2037		2027
Mortality assumptions [2]
Life expectancy at 65 for a male member currently at age 65	21.8	21.7	21.6	21.1		21.0		21.6
Life expectancy at 65 for a female member currently at age 65	24.0	23.9	23.8	23.7		23.6		23.8

1 The company assumed a graded medical cost trend rate starting at 5.60 percent in 2017, moving to 4.50 percent by 2037 (starting at 5.70 and 5.80 percent in 2016 and 2015, respectively, moving to 4.50 percent by 2037 and 2027, respectively).

2 Based on actuarial advice in accordance with the latest available published tables, adjusted where appropriate to reflect future longevity improvements for each country.

n/a = not applicable

102	PotashCorp 2017 Annual Report

Note 26	Pension and Other Post-Retirement Benefits continued	in millions of US dollars except as otherwise noted

Other variables that impacted the benefit obligations and expense for the company’s significant plans as at December 31 were as follows:

	Pension			Other
	2017	2016	2015	2017	2016	2015
Average remaining service period of active employees (years)	9.0	9.8	9.7	12.2	11.9	11.8
Average duration of the defined benefit obligations [1] (years)	15.7	15.5	15.5	19.0	19.3	19.2

1 Weighted average length of the underlying cash flows.

Of the most significant assumptions, a change in discount rates has the greatest potential impact on the company’s pension and other post-retirement benefit plans, with sensitivity to change as follows:

		2017		2016

These sensitivities are hypothetical, should be used with caution and cannot be extrapolated because the relationship of the change in assumption to the change in amounts may not be linear. The sensitivities have been calculated independently of changes in other key variables. Changes in one factor may result in changes in another, which could amplify or reduce certain sensitivities.

	Change in Assumption	Benefit Obligations	Expense in Income Before Income Taxes	Benefit Obligations	Expense in Income Before Income Taxes
As reported		$1,831	$75	$1,698	$66
Discount rate	1.0 percentage point i	326	20	302	18
	1.0 percentage point h	(251)	(18)	(234)	(17)

Supporting Information

Description of Defined Benefit Pension Plans

The company sponsors defined benefit pension plans as follows:

	Plan Type	Contributions
United States	• Non-contributory;	• Made to meet or exceed minimum funding requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”) and associated Internal Revenue Service regulations and procedures.
• guaranteed annual pension payments for life;
• benefits generally depend on years of service and compensation level in the final years leading up to age 65; • benefits available starting at age 55 at a reduced rate; and
Canada		• Made to meet or exceed minimum funding requirements based on provincial statutory requirements and associated federal taxation rules.
• plans provide for maximum pensionable salary and maximum annual benefit limits.

Trinidad

• Contributory;

• guaranteed annual pension payments for life;

• benefits depend on years of service, compensation level in the final years leading up to age 60 and additional voluntary contributions, if any;

• benefits available with at least five years of pensionable service at age 50 at a reduced rate; and

• plan provides for pensionable salary and maximum annual benefit limits.

• Made to meet or exceed minimum funding requirements based on local statutory requirements; and • any company contributions must meet or exceed any required employee contributions.

Supplemental Plans in US and Canada for Senior Management	• Non-contributory; • unfunded; and • supplementary pension benefits.	• Provided for by charges to earnings sufficient to meet the projected benefit obligations; and • payments to plans are made as plan payments to retirees occur.

PotashCorp 2017 Annual Report	103

Note 26	Pension and Other Post-Retirement Benefits continued	in millions of US dollars except as otherwise noted

The company’s defined benefit pension plans discussed above are funded with separate funds that are legally separated from the company and administered through an employee benefits or management committee in each country, which is composed of employees of the company. The employee benefits or management committee is required by law to act in the best interests of the plan participants and in the US and Canada is responsible for the governance of the plans, including setting certain policies (e.g., investment and contribution) of the funds. In Trinidad, the plan’s trustee has these responsibilities and the management committee assists the trustee to administer the plan. The current investment policy for each country’s plans does not include any asset/liability matching strategies or currency hedging strategies. Plan assets held in trusts are governed by local regulations and practice in each country, as is the nature of the relationship between the company and the trustees and their composition.

The defined benefit pension plans expose the company to broadly similar actuarial risks. The most significant risks as discussed below include: investment risk, interest rate risk, longevity risk and salary risk. These plans are not exposed to any other significant, unusual or specific risks.

Investment Risk

A deficit will be created if plan assets underperform the discount rate used in the defined benefit obligation valuation. To mitigate investment risk, the company employs:

•	a total return on investment approach whereby a mix of equities and fixed income investments is used to maximize long-term return for a prudent level of risk;

•	risk tolerance established through careful consideration of plan liabilities, plan funded status and corporate financial condition; and

•	a diversified mix of equity and fixed income investments.

For plans in the US and Canada, equity investments are diversified across US and non-US stocks, as well as growth, value and small and large capitalization investments. US equities are also diversified across actively managed and passively invested portfolios. Other assets such as private equity and hedge funds are not used at this time. Investment risk is measured and monitored on an ongoing basis through quarterly investment portfolio reviews, annual liability measurements and periodic asset/liability studies.

The investment strategy in Trinidad is largely dictated by local investment restrictions (maximum of 50 percent in equities and 20 percent in assets originating from outside of Trinidad) and asset availability since the local equity market is small and there is little secondary market activity in debt securities.

Interest Rate Risk

A decrease in bond interest rates will increase the pension liability; however, this is generally expected to be partially offset by an increase in the return on the plan’s debt investments.

Longevity Risk

An increase in life expectancy of plan participants will increase the plan’s liability.

Salary Risk

An increase in the salary of the plan’s participants will increase the plan’s liability.

As at December 31, 2017 and 2016, the company’s Canadian and Trinidadian defined benefit pension plans were in a surplus position. The company has determined that, in accordance with the terms and conditions of the plans and statutory requirements (such as minimum funding requirements) of the respective jurisdictions, the present value of refunds or reductions in future contributions was higher than the surpluses. This determination was made on a plan-by-plan basis. Therefore, no reduction in the defined benefit asset was required as at December 31, 2017 and 2016.

During 2016, the Canadian plan had a settlement in the amount of $26 and in 2015 the US plan had a settlement in the amount of $45 as certain eligible vested plan members elected a single sum payment. There were no significant plan amendments or curtailments during 2017 or 2016.

Description of Other Post-Retirement Plans

The company provides contributory health care plans for certain eligible retired employees in the US, Canada and Trinidad. Eligibility for these benefits is generally based on a combination of age and years of service at retirement. Certain terms of the plans include:

•	coordination with government-provided medical insurance in each country;

•	certain unfunded cost-sharing features such as co-insurance, deductibles and co-payments – benefits subject to change;

•	for the US, maximum lifetime benefits;

•	at retirement, the employee’s spouse and certain dependent children may be eligible for coverage; and

•	benefits are self-insured and are administered through third-party providers.

Canadian and Trinidad retirees currently pay 25 percent of the annual cost while US retirees share a larger portion of the cost, based on inflation. The company’s share of annual inflation is limited to 75 percent of the first 6 percent of total inflation for recent and future eligible retirees. Any cost increases in excess of this amount are funded by retiree contributions. The company currently funds approximately 70 percent of US retiree medical costs while the retirees are responsible for the balance.

The company provides non-contributory life insurance plans for certain US, Canadian and Trinidadian retired employees who meet specific age and service eligibility requirements. Retiree life insurance coverage is generally salary-related, which decreases over retirement years according to varying schedules. These benefits are funded through term insurance premiums with local insurance companies in each country.

The company’s other post-retirement plans expose it to similar risks as discussed above related to the defined benefit plans. These plans are not exposed to any other unusual or specific risks.

There were no significant plan amendments, settlements or curtailments during 2017 or 2016.

104	PotashCorp 2017 Annual Report

Note 26	Pension and Other Post-Retirement Benefits continued	in millions of US dollars except as otherwise noted

Financial Information

Components of defined benefit expense recognized in the consolidated statements of income

	Pension			Other			Total

	2017	2016	2015	2017	2016	2015	2017	2016	2015

Current service cost for benefits earned during the year	$38	$35	$36	$10	$10	$12	$48	$45	$48
Net interest expense	3	3	4	16	16	15	19	19	19
Past service cost, including curtailment gains and settlements	–	(2)	(2)	–	(2)	–	–	(4)	(2)
Foreign exchange rate changes and other	4	5	(7)	4	1	(9)	8	6	(16)

Components of defined benefit expense recognized in net income	$45	$41	$31	$30	$25	$18	$75	$66	$49

Remeasurements of the net defined benefit liability recognized in the consolidated statements of comprehensive income

	Pension			Other			Total

	2017	2016	2015	2017	2016	2015	2017	2016	2015

Actuarial loss (gain) arising from changes in financial assumptions	$113	$13	$(39)	$27	$ (5)	$(46)	$140	$ 8	$(85)
Actuarial (gain) loss arising from changes in demographic assumptions	(49)	5	(15)	(34)	3	(13)	(83)	8	(28)
(Return) loss on plan assets (excluding amounts included in net interest)	(123)	(48)	55	–	–	–	(123)	(48)	55
Components of defined benefit expense recognized in OCI [1]	$(59)	$(30)	$1	$(7)	$ (2)	$(59)	$(66)	$ (32)	$(58)

1 Total net of income taxes was $(46) (2016 – $(16), 2015 – $(36)).

96% Funded percentage for the defined benefit pension plans as at December 31, 2017 (2016 – 94 percent) (unaudited)

PotashCorp 2017 Annual Report	105

Note 26	Pension and Other Post-Retirement Benefits continued	in millions of US dollars except as otherwise noted

Movements in the pension and other post-retirement benefit assets (liabilities) as at and for the years ended December 31

	Pension		Other		Total

	2017	2016	2017	2016	2017	2016

Change in benefit obligations
Balance, beginning of year	$1,330	$1,305	$368	$354	$1,698	$1,659
Current service cost	38	35	10	10	48	45
Interest expense	56	54	16	16	72	70
Actuarial loss (gain) arising from changes in financial assumptions	113	13	27	(5)	140	8
Actuarial (gain) loss arising from changes in demographic assumptions	(49)	5	(34)	3	(83)	8
Foreign exchange rate changes	7	(1)	4	1	11	–
Contributions by plan participants	1	1	4	4	5	5
Benefits paid	(51)	(54)	(9)	(13)	(60)	(67)
Past service cost, including curtailment gains and settlements	–	(28)	–	(2)	–	(30)

Balance, end of year	1,445	1,330	386	368	1,831	1,698

Change in plan assets
Fair value, beginning of year	1,246	1,197	–	–	1,246	1,197
Interest included in net income	53	51	–	–	53	51
Return on plan assets (excluding amounts included in net interest)	123	48	–	–	123	48
Foreign exchange rate changes and other	3	(6)	–	–	3	(6)
Contributions by plan participants	1	1	4	4	5	5
Employer contributions	5	35	5	8	10	43
Benefits paid	(51)	(54)	(9)	(12)	(60)	(66)
Settlements	–	(26)	–	–	–	(26)

Fair value, end of year	1,380	1,246	–	–	1,380	1,246

Funded status	$(65)	$(84)	$(386)	$(368)	$(451)	$(452)

Balance comprised of:
Non-current assets
Other assets (Note 14)	$24	$23	$–	$–	$24	$23
Current liabilities
Payables and accrued charges (Note 16)	(25)	(22)	(10)	(10)	$(35)	(32)
Non-current liabilities
Pension and other post-retirement benefit liabilities	(64)	(85)	(376)	(358)	(440)	(443)

106	PotashCorp 2017 Annual Report

Note 26	Pension and Other Post-Retirement Benefits continued	in millions of US dollars except as otherwise noted

Plan Assets

The fair value of plan assets of the company’s defined benefit pension plans, by asset category, was as follows as at December 31:

	2017			2016

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Other (Levels 2 & 3)	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Other (Levels 2 & 3)	Total

Cash and cash equivalents	$13	$33	$46	$9	$29	$38
Equity securities
US	250	2	252	207	–	207
International	27	29	56	26	31	57
US mutual/commingled funds	315	–	315	316	–	316
International mutual/commingled funds	124	–	124	100	53	153
Debt securities
US corporate debt instruments	–	61	61	–	55	55
International corporate debt instruments	–	21	21	–	19	19
US government and agency securities	38	–	38	–	103	103
International government and agency securities	–	49	49	–	50	50
Mortgage-backed securities	–	88	88	–	28	28
US mutual/commingled funds	152	16	168	123	20	143
International mutual/commingled funds	–	9	9	–	–	–
International balanced fund	–	173	173	–	89	89
Other	(20)	–	(20)	(14)	2	(12)

Total pension plan assets	$899	$481	$1,380	$767	$479	$1,246

Letters of credit secured certain of the Canadian unfunded defined benefit plan liabilities as at December 31, 2017 and 2016.

Defined Contribution Plans

Accounting Policy

Defined contribution plan costs are recognized in net income for services rendered by employees during the period.

Supporting Information

Total contributions recognized as expense under all plans as at December 31, 2017 was $19 (2016 – $20, 2015 – $25).

Cash Payments to All Plans

Total cash payments for pensions and other post-retirement benefits for 2017 were $29 (2016 – $63, 2015 – $44). The company expects to contribute approximately $58 to all pension and post-retirement plans during 2018.

PotashCorp 2017 Annual Report	107

in millions of US dollars except as otherwise noted

Note 27	Share-Based Compensation

The company has share-based compensation plans for certain employees and directors as part of their remuneration package, including the 2016 Long-Term Incentive Plan (“LTIP”) (comprised of performance share units and stock options), Performance Option Plans (“POP”) (comprised of eight other stock option plans), the deferred share unit plan and the CEO multi-year incentive plan.

Accounting Policies	Accounting Estimates and Judgments

The accounting for share-based compensation plans is fair value-based.

The grant date is the date the company and the employee have a shared understanding of the terms and conditions of the arrangement, at which time the company confers on the employee the right to cash equity instruments, provided the specified vesting conditions, if any, are met.

For those awards with performance conditions that determine the number of options or units to which employees will be entitled, measurement of compensation cost is based on the company’s best estimate of the outcome of the performance conditions.

For plans settled through the issuance of equity:

• fair value for stock options is determined on grant date using the Black-Scholes-Merton option-pricing model;

• fair value for PSUs is determined on grant date by projecting the outcome of performance conditions;

• compensation expense is recorded over the period the plans vest (corresponding increase to contributed surplus);

• forfeitures are estimated throughout the vesting period based on past experience and future expectations, and adjusted upon actual vesting; and

• when exercised, the proceeds and amounts recorded in contributed surplus are recorded in share capital.

For plans settled in cash or other assets:

• a liability is recorded based on the fair value of the awards each period;

• expense accrues from the grant date over the vesting period; and

• fluctuations in fair value of the award and related compensation expense are recognized in the period the fluctuation occurs.

Judgment involves determining:

• at which date the company and employee agree to a share-based payment award, and hence what the grant date is; and

• the fair value of share-based compensation awards at the grant date.

Estimation involves determining:

• stock option pricing model assumptions described in the weighted average assumptions table below;

• the number of stock option awards expected to be forfeited;

• the projected outcome of performance conditions for PSUs, including the relative ranking of the company’s total shareholder return, including expected dividends, compared with a specified peer group using a Monte Carlo simulation option-pricing model and forecasting the company’s cash flow return on investment compared with its weighted average cost of capital. Actual results may significantly differ from these estimates; and

• the number of dividend equivalent units expected to be earned.

Prior to a POP award vesting, assumptions regarding vesting are made during the first three years based on the relevant actual and/or forecast financial results. As at December 31, 2017, the awards under the 2015 POP were expected to vest at 52 percent.

PSUs vest based on the achievement of performance metrics over performance periods ranging from one to three years. Changes to vesting assumptions may change based on non-market vesting conditions at the end of each reporting period. As at December 31, 2017, the 2017 and 2016 PSUs were expected to vest at 79 percent and 59 percent, respectively. See under PSUs on the next page for more information.

Changes to vesting assumptions are reflected in earnings immediately for compensation cost already recognized.

108	PotashCorp 2017 Annual Report

Note 27	Share-Based Compensation continued	in millions of US dollars except as otherwise noted

Supporting Information

As at December 31, 2017, the company had 11 share-based compensation plans (the LTIP, comprised of PSUs and stock options, POPs (comprised of eight other stock option plans), the deferred share unit plan and the CEO multi-year incentive plan) (2016 and 2015 – 12 plans). These plans are described below. The total compensation cost charged against earnings for those plans during 2017 was $26 (2016 – $13, 2015 – $14).

LTIP

During 2017, the company issued PSUs and stock options to eligible employees under the LTIP. Under the plan, up to 21,000,000 common shares over multiple years would be available for issuance pursuant to the exercise of options and the settlement of share-based PSUs to be granted under the provisions of the plan. Information on PSUs and stock options is summarized below.

PSUs

PSUs granted under the LTIP vest based on the achievement of performance metrics over a three-year period. In 2016, PSUs granted were comprised of three tranches, with each tranche vesting based on the achievement of performance metrics over separate performance periods ranging from one to three years. PSUs will be settled in shares for grantees who are subject to the company’s share ownership guidelines and in cash for all other grantees. As at December 31, 2017, 935,570 and 1,556,980 share-settled and cash-settled PSUs were outstanding, respectively (2016 – 602,740 and 1,014,188 respectively). In 2017, 92,800 PSUs were settled in shares. Grant date fair value per unit for share-settled PSUs was $19.93 and $17.19 in 2017 and 2016, respectively.

Stock Options

The following weighted average assumptions were used in arriving at the grant-date fair values associated with stock options for which compensation cost was recognized during 2017, 2016 and 2015:

		Year of Grant

Assumption	Based On	2017	2016	2015	2014	2013

Exercise price per option	Quoted market closing price [1]	$18.71	$16.20	$32.41	$36.73	$43.80
Expected annual dividend per share	Annualized dividend rate [2]	$0.40	$1.00	$1.52	$1.40	$1.40
Expected volatility	Historical volatility [3]	29%	30%	31%	39%	50%
Risk-free interest rate	Zero-coupon government issues [4]	1.67%	1.06%	1.54%	1.66%	1.06%
Expected life of options in years	Historical experience	5.7	5.7	5.5	5.5	5.5

1 Of common shares on the last trading day immediately preceding the date of the grant.

2 As of the date of grant.

3 Of the company’s stock over a period commensurate with the expected life of the option.

4 Implied yield available on equivalent remaining term at the time of the grant.

As at December 31, 2017, the outstanding number of options per plan, that vest over three years and settle in shares, was:

LTIP		POPs

2017	2016	2015	2014	2013	2012	2011	2010	2009	2008

1,462,367	3,006,815	3,329,000	2,705,072	1,684,200	1,201,100	841,200	837,300	1,182,450	921,150

Under the terms of the POPs, no additional options are issuable pursuant to the plans. Under the LTIP, 16,530,818 additional options may be granted in future years, subject to the additional issuance of shares related to share-settled PSUs, up to the aggregate of 21,000,000 shares.

The exercise price is not less than the quoted market closing price of the company’s common shares on the last trading day immediately preceding the date of the grant, and an option’s maximum term is 10 years. In general, options granted under the POPs vest, if at all, according to a schedule based on the three-year average excess of the company’s consolidated cash flow return on investment over

PotashCorp 2017 Annual Report	109

Note 27	Share-Based Compensation continued	in millions of US dollars except as otherwise noted

the weighted average cost of capital. Under the LTIP, options generally vest and become exercisable on the third anniversary of the grant date, subject to continuous employment or retirement.

The company issues new common shares to satisfy stock option exercises. Options granted to Canadian participants have an exercise price in Canadian dollars.

A summary of the status of the stock option plans as at December 31, 2017, 2016 and 2015 and changes during the years ending on those dates is as follows:

	Number of shares subject to option			Weighted average exercise price

	2017	2016	2015	2017	2016	2015

Outstanding, beginning of year	19,470,014	19,153,275	20,909,835	$31.15	$30.97	$28.01
Granted	1,482,829	3,099,913	3,474,900	18.71	16.20	32.41
Exercised	(22,100)	(2,329,600)	(4,803,560)	(17.78)	(11.09)	(10.95)
Forfeited or cancelled	(1,221,314)	(453,574)	(427,900)	(34.55)	(33.99)	(43.14)
Expired	(2,538,775)	–	–	(20.06)	–	–

Outstanding, end of year	17,170,654	19,470,014	19,153,275	$32.24	$31.15	$30.97

The aggregate grant-date fair value of all options granted during 2017 was $6 (2016 – $6, 2015 – $19). The average share price during 2017 was $17.97 per share (2016 – $16.85 per share, 2015 – $28.23 per share).

The following table summarizes information about stock options outstanding as at December 31, 2017:

	Options Outstanding			Options Exercisable

Range of Exercise Prices	Number	Weighted Average Remaining Life in Years	Weighted Average Exercise Price	Number	Weighted Average Exercise Price

$16.00 to $20.00	4,469,182	9	$17.30	–	$–
$27.00 to $36.00	7,627,545	5	32.32	4,298,545	32.63
$37.00 to $44.00	3,597,677	5	39.92	3,597,677	39.92
$52.00 to $67.00	1,476,250	1	58.33	1,476,250	58.33

	17,170,654	6	$32.24	9,372,472	$39.48

The foregoing options have expiry dates ranging from May 2018 to February 2027.

Other Plans

The company offers a deferred share unit plan to non-employee directors, which allows each to choose to receive, in the form of deferred share units (“DSUs”), all or a percentage of the director’s fees, which would otherwise be payable in cash. The plan also provides for discretionary grants of additional DSUs by the Board, a practice it discontinued on January 24, 2007 in connection with an increase in the annual retainer. Each DSU fully vests upon award, but is distributed only when the director has ceased to be a member of the Board. Vested units are settled in cash based on the common share price at that time. As at December 31, 2017, the total number of DSUs held by participating directors was 613,703 (2016 – 582,048, 2015 – 711,131).

The company offered a multi-year incentive plan to the CEO for the period July 1, 2014 through December 31, 2015, which provided for an award of DSUs. Dividends on outstanding units result in additional units being issued. The units awarded under the CEO’s multi-year incentive plan were 50 percent vested on July 1, 2017 based on performance criteria (company and individual CEO performance) through December 31, 2015. Vested units are settled in cash when employment is terminated. As at December 31, 2017, the total number of DSUs held by the CEO was 106,810 (2016 – 104,481, 2015 –98,414).

Upon completion of the Merger, Nutrien assumed all of the above share-based compensation plans and, awards which, where appropriate, will now settle in Nutrien shares. An exchange ratio of 0.400 will be used to convert units and values. The PSU performance condition related to cash flow return on investment compared with its weighted average cost of capital will be replaced by metrics related to the achievement of synergies compared to targets.

110	PotashCorp 2017 Annual Report

in millions of US dollars except as otherwise noted

Note 28	Related Party Transactions

The company has a number of related parties with the most significant being Canpotex, key management personnel and post-employment benefit plans.

Accounting Policies

A person or entity is considered a related party if it is:

• an associate or joint venture of PotashCorp;

• a member of key management personnel (and their families), which are the company’s directors and executive officers as disclosed in its 2017 Annual Information Form and 2016 and 2015 Annual Reports on Form 10-K, as applicable;

• a post-employment benefit plan for the benefit of PotashCorp employees; or

• a person that has significant influence over PotashCorp.

Supporting Information

Sale of Goods

The company sells potash from its Canadian mines for use outside Canada and the US exclusively to Canpotex. Sales are at prevailing market prices and are settled on normal trade terms. Sales to Canpotex for the year ended December 31, 2017 were $988 (2016 – $778, 2015 – $1,346). Canpotex’s proportionate sales volumes by geographic area are shown in Note 3.

The receivable outstanding from Canpotex is shown in Note 11, and arose from sale transactions described above. It is unsecured and bears no interest. There are no provisions held against this receivable.

Subsequent to December 31, 2017, PotashCorp and Agrium became related parties as a result of completing the Merger described in Note 32. Sales are at prevailing market prices and settled on normal trade terms. Sales to Agrium for the year ended December 31, 2017 were $71 (2016 – $74, 2015 – $93).

Key Management Personnel Compensation

Compensation to key management personnel was comprised of:

	2017	2016	2015

Salaries and other short-term benefits	$14	$13	$9
Share-based payments	9	7	1
Post-employment benefits	3	3	5

	$26	$23	$15

Transactions With Post-Employment Benefit Plans

Disclosures related to the company’s post-employment benefit plans are shown in Note 26.

PotashCorp 2017 Annual Report	111

in millions of US dollars except as otherwise noted

Note 29	Financial Instruments and Related Risk Management

Outlined below are the company’s financial instruments, related risk management objectives, policies and exposure, sensitivity and monitoring strategies to financial risks.

Accounting Policies	Accounting Estimates and Judgments

Financial assets and financial liabilities are recognized as follows:

• initially in the consolidated statements of financial position at fair value (normally the transaction price) and adjusted for transaction costs (recognized immediately in net income for financial instruments at fair value through profit or loss);

• regular way purchases and sales of financial assets are accounted for on the trade date; and

• financial instruments recorded at fair value on an ongoing basis are remeasured at each reporting date and changes in the fair value are recorded in either net income or OCI.

Financial assets and financial liabilities are offset and the net amount is presented in the statements of financial position when the company:

• currently has a legally enforceable right to offset the recognized amounts; and

• intends either to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

Judgment is required to determine whether the right to offset is legally enforceable.

See Note 31 for discussion related to the policies, estimates and judgments for fair value measurements.

Supporting Information

Financial Risks

The company is exposed in varying degrees to a variety of financial risks from its use of financial instruments: credit risk, liquidity risk and market risk. The source of risk exposure and how each is managed are outlined below.

Credit Risk

The company’s exposure to credit risk on its cash and cash equivalents, receivables (excluding taxes) and derivative instrument assets is the carrying amount of each instrument on the consolidated statements of financial position.

Credit risk is managed through policies applicable to the following assets:

	Acceptable minimum counterparty credit ratings	Exposure thresholds by counterparty	Daily counterparty settlement based on prescribed credit thresholds	Counterparties to contracts are investment-grade quality

Cash and Cash Equivalents	X	X

Natural Gas Derivatives	X		X	X

Foreign Currency Derivatives	X

112	PotashCorp 2017 Annual Report

Note 29	Financial Instruments and Related Risk Management continued	in millions of US dollars except as otherwise noted

Credit risk on trade receivables is managed through a credit management program whereby:

•	credit approval policies and procedures are in place to guide the granting of credit to new customers as well as its continued extension to existing customers;

•	existing customer accounts are reviewed every 12-18 months;

•	credit is extended to international customers based upon an evaluation of both customer and country risk; and

•	credit agency reports, where available, and an assessment of other relevant information such as current financial statements and/or credit references are used before assigning credit limits to customers. Those that fail to meet specified benchmark creditworthiness may transact with the company on a prepayment basis or provide another form of credit support that the company approves.

Other information relating to trade receivables includes:

•	the company does not hold any collateral as security on trade receivables;

•	guarantees or standby letters of credit, if appropriate, may be requested to mitigate credit risk;

•	export insurance is obtained from the Foreign Credit Insurance Association (covering 90 percent of each balance) for international sales from the US and Trinidad that are not otherwise secured or guaranteed;

•	a total of $84 in receivables as at December 31, 2017 (2016 – $46) was covered by export insurance, representing 98 percent of offshore receivables (2016 – 98 percent);

•	Canpotex also obtains export insurance from Export Development Canada for its trade receivables (covering 90 percent of Canpotex’s receivables);

•	the credit period on sales is generally 15 days for fertilizer customers, 30 days for industrial and feed customers and up to 180 days for select export sales customers;

•	interest at 1.5 percent per month is charged on balances remaining unpaid at the end of the sale terms; and
•	historically, the company has experienced minimal customer defaults and, as a result, it considers the credit quality of the trade receivables as at December 31, 2017 that are not past due to be high.

There were no amounts past due or impaired relating to non-trade receivables. There were no significant amounts impaired relating to trade receivables. As at December 31, 2017, 84 percent of trade receivables were current (2016 – 88 percent) and 16 percent were past due (2016 – 12 percent).

Liquidity Risk

Liquidity risk arises from the company’s general funding needs and in the management of its assets, liabilities and optimal capital structure. It manages its liquidity risk to maintain sufficient liquid financial resources to fund its operations and meet its commitments and obligations in a cost-effective manner. In managing its liquidity risk, the company has access to a range of funding options. It has established an external borrowing policy with the following objectives:

•	maintain an optimal capital structure;

•	maintain investment-grade credit ratings that provide ease of access to the debt capital and commercial paper markets;
•	maintain sufficient short-term credit availability; and

•	maintain long-term relationships with a sufficient number of high-quality and diverse lenders.

The table below outlines the company’s available debt facilities as at December 31, 2017:

	Total Amount	Amount Outstanding and Committed		Amount Available

Credit facility [1]	$3,500	$ 730		$2,770
Line of credit	75	4	[2]	71

[1]	As described in Note 21, $3,500 of this facility was available through May 31, 2020 and $3,250 of this facility was available through May 31, 2021. Included in the amount outstanding and committed was $730 of commercial paper. The amount available under the commercial paper program is limited to the availability of backup funds under the credit facility.

[2]	Direct borrowings and letters of credit discussed in Note 20.

The company has an uncommitted letter of credit facility of $100. As at December 31, 2017, $43 (2016 – $40) was outstanding under this facility. Certain of the company’s derivative instruments contain provisions that require its debt to maintain specified credit ratings from two of the major credit rating agencies. If the debt were to fall below the specified ratings, the company would be in violation of these provisions, and the counterparties to the derivative instruments could request immediate payment or demand immediate and ongoing full overnight collateralization on derivative instruments in net liability positions. The aggregate fair value of all derivative instruments with credit risk-related contingent features that were in a liability position on December 31, 2017 was $64, for which the company had posted collateral of $38 in the normal course of business. If the credit risk-related contingent features underlying these agreements had been triggered on December 31, 2017, the company would have been required to post an additional $22 of collateral to its counterparties.

PotashCorp 2017 Annual Report	113

Note 29	Financial Instruments and Related Risk Management continued	in millions of US dollars except as otherwise noted

The following maturity analysis of the company’s financial liabilities and gross settled derivative contracts (for which the cash flows are settled simultaneously) is based on the expected undiscounted contractual cash flows from the date of the consolidated statements of financial position to the contractual maturity date.

	Carrying Amount of Liability as at December 31, 2017	Contractual Cash Flows	Within 1 Year	1 to 3 Years	3 to 5 Years	Over 5 Years

Short-term debt obligations [1]	$ 730	$ 730	$ 730	$ –	$ –	$ –
Payables and accrued charges [2]	570	570	570	–	–	–
Long-term debt obligations	3,750	5,542	178	1,295	242	3,827
Foreign currency derivatives	(1)
Outflow		39	39	–	–	–
Inflow		(40)	(40)	–	–	–
Natural gas derivatives	64	62	25	22	15	–

	$ 5,113	$ 6,903	$ 1,502	$ 1,317	$ 257	$ 3,827

1 Contractual cash flows include contractual interest payments related to debt obligations. Interest rates on variable rate debt are based on prevailing rates as at December 31, 2017. Disclosures regarding offsetting of certain debt obligations are provided in Note 21.

2 Excludes taxes, accrued interest, deferred revenues and current portions of asset retirement obligations and accrued environmental costs and pension and other post-retirement benefits.

Market Risk

Market risks, where financial instrument fair values can fluctuate due to changes in market prices, include foreign exchange risk, interest rate risk and price risk (related to commodity and equity securities).

Foreign Exchange Risk

To manage foreign exchange risk (primarily related to Canadian operating and capital expenditures, taxes and dividends), the company may enter into foreign currency derivatives. Treasury risk management policies allow such exposures to be hedged within certain prescribed limits for both forecast operating and capital expenditures. The foreign currency derivatives are not currently designated as hedging instruments for accounting purposes.

The company has certain available-for-sale investments listed on foreign stock exchanges and denominated in currencies other than the US dollar for which it is exposed to foreign exchange risk. These investments are held for long-term strategic purposes.

Exposure to reasonably possible changes in relevant foreign currencies on the company’s financial instruments and the pre-tax effects on net income and OCI include the following:

2017	Carrying Amount of Asset (Liability) as at December 31	Foreign Exchange Risk
		5% decrease in US$		5% increase in US$
		Net Income	OCI	Net Income	OCI

Available-for-sale investments
ICL (New Israeli shekels) [1]	$ 708	$ –	$ 35	$ –	$ (35)
Sinofert (Hong Kong dollars) [2]	258	–	13	–	(13)
Payables (CDN)	(75)	(4)	–	4	–
Foreign currency derivatives	1	2	–	(2)	–

2016

Available-for-sale investments
ICL (New Israeli shekels)	$ 725	$ –	$ 36	$ –	$ (36)
Sinofert (Hong Kong dollars)	212	–	11	–	(11)
Payables (CDN)	(83)	(4)	–	4	–
Foreign currency derivatives	–	1	–	(1)	–

[1]	Sold subsequent to December 31, 2017 (Note 19).

[2]	Assumed any decrease below the carrying amount at the last impairment date would represent a further impairment recorded through net income. The carrying amount was $190 as at December 31, 2017 (December 31, 2016 – $190). All other variables were assumed to remain constant.

The company has no significant foreign currency exposure related to cash and cash equivalents, receivables and the other available-for-sale investment.

114	PotashCorp 2017 Annual Report

Note 29	Financial Instruments and Related Risk Management continued	in millions of US dollars except as otherwise noted

Interest Rate Risk

Fluctuations in interest rates impact the future cash flows and fair values of various financial instruments.

Interest rate risk on debt is addressed by:

•	using a portfolio of fixed and floating rate instruments;

•	aligning current and long-term assets with demand and fixed-term debt;

•	monitoring the effects of market changes in interest rates; and

•	using interest rate swaps, if desired.

Related to interest rate risk on investments in marketable securities (all of which are included in cash and cash equivalents), the company’s primary objectives are to:

•	ensure the security of principal amounts invested;

•	provide for an adequate degree of liquidity; and

•	achieve a satisfactory return.

Treasury risk management policies specify investment parameters including eligible types of investment, maximum maturity dates, maximum exposure by counterparty and minimum credit ratings.

The company had no significant exposure to interest rate risk on its financial instruments as at December 31, 2017 and December 31, 2016.

Price Risk

Commodity price risk exists on the company’s natural gas derivative instruments. Its natural gas strategy is to diversify its forecast gas volume requirements, including a portion of annual requirements purchased at spot market prices, a portion at fixed prices (up to 10 years) and a portion indexed to the market price of ammonia. Its objective is to acquire a reliable supply of natural gas feedstock and fuel on a location-adjusted, cost-competitive basis.

Price risk also exists for exchange-traded available-for-sale equity securities.

Exposure to reasonably possible changes in price for a relevant commodity or security and the pre-tax effects on net income and OCI include the following:

	Carrying Amount of Asset (Liability) as at December 31	Price Risk
		Effect of 10% decrease in prices		Effect of 10% increase in prices
2017		Net Income	OCI	Net Income	OCI

Available-for-sale investments
ICL [1]	$708	$–	$(71)	$–	$71
Sinofert [2]	258	–	(26)	–	26
Natural gas derivatives	(55)	–	(7)	–	7

2016

Available-for-sale investments
ICL	$725	$–	$(73)	$–	$73
Sinofert	212	–	(21)	–	21
Natural gas derivatives	(91)	(1)	(13)	–	14

[1]	Sold subsequent to December 31, 2017 (Note 19).

[2]	Assumed any decrease below the carrying amount at the last impairment date ($190 as at December 31, 2017) (December 31, 2016 – $190) would represent a further impairment recorded through net income. All other variables were assumed to remain constant.

The sensitivity analyses included in the tables above should be used with caution as the changes are hypothetical and not predictive of future performance. The sensitivities are calculated with reference to period-end balances and will change due to fluctuations in the balances throughout the year. In addition, for the purpose of the sensitivity analyses, the effect of a variation in a particular assumption on the fair value of the financial instrument was calculated independently of any change in another assumption. Actual changes in one factor may contribute to changes in another factor, which may magnify or counteract the effect on the fair value of the financial instrument.

PotashCorp 2017 Annual Report	115

Note 29	Financial Instruments and Related Risk Management continued	in millions of US dollars except as otherwise noted

Fair Value

Estimated fair values for financial instruments are designed to approximate amounts for which the instruments could be exchanged in a current arm’s-length transaction between knowledgeable, willing parties. The valuation policies and procedures for financial reporting purposes are determined by the company’s finance department.

Financial instruments included in the consolidated statements of financial position are measured either at fair value or amortized cost. The tables below explain the valuation methods used to determine the fair value of each financial instrument and its associated level in the fair value hierarchy.

Financial Instruments Measured at Fair Value	Fair Value Method
Cash and cash equivalents	Carrying amount (approximation to fair value assumed due to short-term nature).
Available-for-sale investments	Closing bid price of the common shares (Level 1) as at the statements of financial position dates.
Foreign currency derivatives not traded in an active market	Quoted forward exchange rates (Level 2) as at the statements of financial position dates.
Natural gas swaps not traded in an active market	A discounted cash flow model. [1]

[1]	Inputs included contractual cash flows based on prices for natural gas futures contracts, fixed prices and notional volumes specified by the swap contracts, the time value of money, liquidity risk, the company’s own credit risk (related to instruments in a liability position) and counterparty credit risk (related to instruments in an asset position). Futures contract prices used as inputs in the model were supported by prices quoted in an active market and therefore categorized in Level 2.

Financial Instruments Measured at Amortized Cost	Fair Value Method
Receivables, short-term debt and payables and accrued charges	Carrying amount (approximation to fair value assumed due to short-term nature).
Long-term debt senior notes	Quoted market prices (Level 1 or 2 depending on the market liquidity of the debt).
Other long-term debt instruments	Carrying amount.

Presented below is a comparison of the fair value of the company’s senior notes to their carrying amounts as at December 31.

	2017		2016

	Carrying Amount of Liability [1]	Fair Value of Liability	Carrying Amount of Liability [1]	Fair Value of Liability

Long-term debt senior notes	$3,707	$4,045	$4,202	$4,384

[1]	Includes net unamortized debt issue costs.

116	PotashCorp 2017 Annual Report

Note 29	Financial Instruments and Related Risk Management continued	in millions of US dollars except as otherwise noted

The following table presents the company’s fair value hierarchy for financial assets and financial liabilities carried at fair value on a recurring basis:

		Fair Value Measurements at Reporting Dates Using:

2017	Carrying Amount of Asset (Liability) as at December 31	Quoted Prices in Active Markets for Identical Assets (Level 1) [1]	Significant Other Observable Inputs (Level 2) [1]

Derivative instrument assets
Natural gas derivatives	$9	$–	$9
Available-for-sale investments [2]	970	970	–
Derivative instrument liabilities
Natural gas derivatives	(64)	–	(64)

2016

Derivative instrument assets
Natural gas derivatives	$6	$–	$6
Available-for-sale investments [2]	940	940	–
Derivative instrument liabilities
Natural gas derivatives	(97)	–	(97)

[1]	During 2017 and 2016, there were no transfers between Level 1 and Level 2. The company’s policy is to recognize transfers at the end of the reporting period.

[2]	Available-for-sale investments are comprised of shares in ICL, Sinofert and other.

The following table presents the company’s recognized financial instruments that are offset, or subject to enforceable master netting arrangements:

				Amounts Not Offset

Financial assets (liabilities)	Gross	Offset	Net Amounts Presented	Included in Gross	Related To Cash Margin Deposits (Held) Placed		Net Amounts Presented Less Amounts Not Offset

December 31, 2017
Derivative instrument assets
Natural gas derivatives	$11	$(2)	$9	$–	$(1	) [1]	$8
Derivative instrument liabilities
Natural gas derivatives	(74)	10	(64)	(27)	38	[2]	(53)
Other long-term debt instruments [3]	(150)	150	–	–	–		–

	$(213)	$158	$(55)	$(27)	$37		$(45)

December 31, 2016
Derivative instrument assets
Natural gas derivatives	$6	$–	$6	$–	$(1	) [1]	$5
Derivative instrument liabilities
Natural gas derivatives	(125)	28	(97)	(30)	61	[2]	(66)
Other long-term debt instruments [3]	(187)	187	–	–	–		–

	$(306)	$215	$(91)	$(30)	$60		$(61)

[1]	Cash margin deposits held related to legally enforceable master netting arrangements for natural gas derivatives.

[2]	Cash margin deposits placed with counterparties related to legally enforceable master netting arrangements for natural gas derivatives.

[3]	Back-to-back loan arrangements (Note 21).

PotashCorp 2017 Annual Report	117

in millions of US dollars except as otherwise noted

Note 30	Contingencies and Other Matters

Contingent liabilities, which are not recognized in the financial statements but may be disclosed, are possible obligations as a result of uncertain future events outside the control of the company, or present obligations not recognized because the amount cannot be sufficiently measured or payment is not probable.

Accounting Policies	Accounting Estimates and Judgments

Generally, a contingent liability arises from past events and is:

• a possible obligation whose existence will be confirmed only by one or more uncertain future events or non-events outside the control of the company; or

• a present obligation not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation, or the amount of the obligation cannot be measured with sufficient reliability.

Contingent liabilities are not recognized in the financial statements but are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. Where the company is jointly and severally liable for an obligation, the part of the obligation that is expected to be met by other parties is treated as a contingent liability.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the company. Contingent assets are not recognized in the financial statements and are only disclosed where an inflow of economic benefits is probable.

The following judgments are required to determine the company’s exposure to possible losses and gains related to environmental matters and other various claims and lawsuits pending:

• prediction of the outcome of uncertain events (i.e., being virtually certain, probable, remote or undeterminable);

• determination of whether recognition or disclosure in the consolidated financial statements is required; and

• estimation of potential financial effects.

Where no amounts are recognized, such amounts are contingent and disclosure may be appropriate. While the amount disclosed in the consolidated financial statements may not be material, the potential for large liabilities exists and therefore these estimates could have a material impact on the company’s consolidated financial statements.

Supporting Information

Canpotex

PCS is a shareholder in Canpotex, which markets Canadian potash offshore. Should any operating losses or other liabilities be incurred by Canpotex, the shareholders have contractually agreed to reimburse it for such losses or liabilities in proportion to each shareholder’s productive capacity. Through December 31, 2017, there were no such operating losses or other liabilities.

Mining Risk

The risk of underground water inflows, as with most other underground risks, is currently not insured.

Legal and Other Matters

The company is engaged in ongoing site assessment and/or remediation activities at a number of facilities and sites, and anticipated costs associated with these matters are added to accrued environmental costs in the manner described in Note 18. This includes matters related to investigation of potential brine migration at certain of the potash sites. The following environmental site assessment and/or remediation matters have uncertainties that may not be fully reflected in the amounts accrued for those matters:

Nitrogen and Phosphate

•

The US Environmental Protection Agency (“USEPA”) has identified PCS Nitrogen, Inc. (“PCS Nitrogen”) as a potentially responsible party at the Planters Property or Columbia Nitrogen site in Charleston, South Carolina (the “Charleston Site”). PCS Nitrogen is subject to a final judgment by the US District Court for the District of South Carolina allocating 30 percent of the liability for response costs at the Charleston Site to PCS Nitrogen, as well as a proportional share of any costs that cannot be recovered from another responsible party. In December 2013, the USEPA issued an order to PCS Nitrogen and four other respondents requiring them jointly and severally to conduct certain cleanup work at the Charleston Site and reimburse the USEPA’s costs for overseeing that work. PCS Nitrogen is currently performing the work required

118	PotashCorp 2017 Annual Report

Note 30	Contingencies and Other Matters continued	in millions of US dollars except as otherwise noted

by the USEPA order. The USEPA also has requested reimbursement of approximately $3 of previously incurred response costs. The ultimate amount of liability for PCS Nitrogen depends upon, among other factors, the final outcome of litigation to impose liability on additional parties, the outcome of the bankruptcy proceeding for the owner of the Charleston Site, the amount needed for remedial activities, the ability of other parties to pay and the availability of insurance.

•	PCS Phosphate has been identified as a responsible party at the Ward Transformer Superfund Site in Raleigh, North Carolina (the “Raleigh Site”). In the past, PCS Phosphate worked with certain other responsible parties to address PCB soil contamination at the Raleigh Site pursuant to an agreement with the USEPA. The response actions are nearly complete at an estimated cost of $80, including anticipated remaining work on the Raleigh Site. The USEPA also sought remediation in certain downstream areas that are referred to as “Operable Unit 1.” PCS Phosphate signed a Consent Decree with the USEPA for Operable Unit 1 in September 2016 that is not expected to require PCS Phosphate to incur any additional remediation costs. Litigation for the recovery of incurred cleanup costs was resolved through mediation and entry of the Consent Decree.

•	In 1996, PCS Nitrogen Fertilizer, L.P. (“PCS Nitrogen Fertilizer”), then known as Arcadian Fertilizer, L.P., entered into a Consent Order (the “Order”) with the Georgia Environmental Protection Division (“GEPD”) in conjunction with PCS Nitrogen Fertilizer’s acquisition of real property in Augusta, Georgia. Under the Order, PCS Nitrogen Fertilizer is required to perform certain activities to investigate and, if necessary, implement corrective measures for substances in soil and groundwater. The investigation has proceeded and the results have been presented to the GEPD. Two interim corrective measures for substances in groundwater have been proposed by PCS Nitrogen Fertilizer and approved by the GEPD. PCS Nitrogen Fertilizer is implementing the approved interim corrective measures, which may be modified by PCS Nitrogen Fertilizer from time to time, but it is unable to estimate with reasonable certainty the total cost of its corrective action obligations under the Order at this time.

Based on current information and except for the uncertainties described in the preceding paragraphs, the company does not believe that its future obligations with respect to these facilities and sites are reasonably likely to have a material adverse effect on its consolidated financial statements.

Other legal matters with significant uncertainties include the following:

Nitrogen and Phosphate

•	The USEPA has an ongoing initiative to evaluate implementation within the phosphate industry of a particular exemption for mineral processing wastes under the hazardous waste program. In connection with this industry-wide initiative, the USEPA conducted inspections at numerous phosphate operations and notified the company of alleged violations of the US Resource Conservation and Recovery Act (“RCRA”) at its plants in Aurora, North Carolina; Geismar, Louisiana; and White Springs, Florida. The company has entered into RCRA 3013 Administrative Orders on Consent and has performed certain site assessment activities at all of these plants. At this time, the company does not know the scope of action, if any, that may be required. As to the alleged RCRA violations, the company continues to participate in settlement discussions with the USEPA but is uncertain if any resolution will be possible without litigation, or, if litigation occurs, what the outcome would be. The company routinely monitors public information about the impacts of the initiative on other industry members, and it regularly considers this information in establishing the appropriate asset retirement obligations and accruals.

•	In August 2015, the USEPA finalized amendments to the hazardous air pollutant emission standards for phosphoric acid manufacturing and phosphate fertilizer production (“Final Rule”). Required emissions testing at the company’s Aurora facility in 2016 indicated alleged exceedances of the mercury emission limits that were established by the Final Rule. The company has communicated with the relevant agencies about this issue and petitioned the USEPA to reconsider the mercury emission limits. The facility also entered into an agreed order with the North Carolina Department of Environmental Quality in November 2016 to resolve the alleged mercury exceedances and provide a plan and schedule for evaluating alternative compliance strategies. Given the pending legal issues and the company’s evaluation of alternative compliance strategies, the resulting cost of compliance with the various provisions of the Final Rule cannot be predicted with reasonable certainty at this time.

General

•	The countries where we operate are parties to the Paris Agreement adopted in December 2015 pursuant to the United Nations Framework Convention on Climate Change. Each country that is a party to the Paris Agreement submitted an Intended Nationally Determined Contribution (“INDC”) toward the control of greenhouse gas emissions. The impacts of these INDCs on the company’s operations cannot be determined with any certainty at this time. In October 2016, the Canadian government announced a national plan to put a price of $10 per tonne on carbon emissions beginning in 2018 and increasing by $10 per tonne each year through 2022, to be implemented either through a carbon tax or a cap and trade program at the election of each province. The Province of Saskatchewan is considering various alternative approaches to address the national plan. Other countries where the company operates have not at this time announced similar regulatory plans that would appear to have a significant impact on company operations. The company is monitoring these developments and their future effect on its operations cannot be determined with certainty at this time.

In addition, various other claims and lawsuits are pending against the company in the ordinary course of business. While it is not possible to determine the ultimate outcome of such actions at this time, and inherent uncertainties exist in predicting such outcomes, it is the company’s belief that the ultimate resolution of such actions is not reasonably likely to have a material adverse effect on its consolidated financial statements.

PotashCorp 2017 Annual Report	119

Note 30	Contingencies and Other Matters continued	in millions of US dollars except as otherwise noted

The breadth of the company’s operations and the global complexity of tax regulations require assessments of uncertainties and judgments in estimating the taxes it will ultimately pay. The final taxes paid are dependent upon many factors, including negotiations with taxing authorities in various jurisdictions, outcomes of tax litigation and resolution of disputes arising from federal, provincial, state and local tax audits. The resolution of these uncertainties and the associated final taxes may result in adjustments to the company’s tax assets and tax liabilities.

The company owns facilities that have been either permanently or indefinitely shut down. It expects to incur nominal annual expenditures for site security and other maintenance costs at certain of these facilities. Should the facilities be dismantled, certain other shutdown-related costs may be incurred. Such costs are not expected to have a material adverse effect on the company’s consolidated financial statements and would be recognized and recorded in the period in which they are incurred.

Note 31	Accounting Policies, Estimates and Judgments

Accounting Policies, Estimates and Judgments

The following table discusses the accounting policies, estimates, judgments and assumptions the company has adopted and made and how they affect the amounts reported in the consolidated financial statements.

Topic	Accounting Policies	Accounting Estimates and Judgments [1]
Principles of Consolidation

These consolidated financial statements include the accounts of the company and entities controlled by it (its subsidiaries). Control is achieved by having each of:

• power over the investee via existing rights that give the company the current ability to direct the relevant activities of the investee;

• exposure, or rights, to variable returns from involvement with the investee; and

• the ability for the company to use its power over the investee to affect the amount of the company’s returns.

The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the company controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the company. They are deconsolidated from the date that control ceases.

Judgment involves:

• assessing control, including if the company has the power to direct the relevant activities of the investee; and

• determining the relevant activities and which party controls them.

120	PotashCorp 2017 Annual Report

Note 31	Accounting Policies, Estimates and Judgments continued	in millions of US dollars except as otherwise noted

Topic	Accounting Policies			Accounting Estimates and Judgments [1]
Principles of Consolidation continued	Principal (wholly owned) Operating Subsidiaries:	Location	Principal Activity

Consideration is given to:

• voting rights;

• the relative size and dispersion of the
voting rights held by other shareholders;

• the extent of participation by those
shareholders in appointing key
management personnel or board members;

• the right to direct the investee to enter into
transactions for the company’s benefit; and

• the exposure, or rights, to variability of
returns from the company’s involvement
with the investee.

	• PCS Sales (Canada) Inc.	Canada	Marketing and sales of the company’s products
	• PCS Sales (USA), Inc.	United States	Marketing and sales of the company’s products
	• PCS Phosphate Company, Inc. (“PCS Phosphate”) – PCS Purified Phosphates	United States	Mining and/or processing of phosphate products in the states of North Carolina, Illinois, Missouri and Nebraska
	• White Springs Agricultural Chemicals, Inc. (“White Springs”)	United States	Mining and processing of phosphate products in the state of Florida
	• PCS Nitrogen Fertilizer, L.P.	United States	Production of nitrogen products in the states of Georgia and Louisiana, and of phosphate products in the state of Louisiana
	• PCS Nitrogen Ohio, L.P.	United States	Production of nitrogen products in the state of Ohio
	• PCS Nitrogen Trinidad Limited	Trinidad	Production of nitrogen products in Trinidad
	• PCS Cassidy Lake Company	Canada	Brine pumping operations for the company’s New Brunswick operation
Intercompany balances and transactions are eliminated on consolidation.
Long-Lived Asset Impairment

At the end of each reporting period, the company reviews conditions potentially impacting the carrying amounts of both its long-lived assets to be held and used and its identifiable intangible assets with finite lives to determine whether there is any indication that they have suffered an impairment loss. When such indicators exist, impairment testing is performed. Regardless, goodwill is tested at least annually (typically in the second quarter).

For assessing impairment, assets are grouped at the smallest levels for which there are separately identifiable cash inflows that are largely independent of the cash inflows from other assets or groups of assets (this can be at the asset or CGU level).

Where impairment indicators exist for the asset or CGU:

• the recoverable amount is estimated (the recoverable amount is the higher of fair value less costs to sell and value in use);

• to assess value in use, the estimated future cash flows are discounted to their present value (using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU for which the estimates of future cash flows have not been adjusted);

• the impairment loss is the amount by which the carrying amount exceeds its recoverable amount; and

• the impairment loss is allocated first to reduce the carrying amount of any related goodwill and then pro rata to each asset in the unit (on the basis of the carrying amount).

Non-financial assets, other than goodwill, that previously suffered an impairment loss are reviewed at each reporting date for possible reversal of the impairment.

Judgment involves:

• identifying the appropriate asset or CGU;

• determining the appropriate discount rate for assessing value in use; and

• making assumptions about future sales, margins and market conditions over the long-term life of the assets or CGUs.

The company cannot predict if an event that triggers impairment will occur, when it will occur or how it will affect reported asset amounts. It is reasonably possible that the amounts reported for asset impairments could be different if different assumptions were used or if market and other conditions change. The changes could result in non-cash charges that could materially affect the company’s consolidated financial statements.

Impairments were recognized during 2017 and 2016 as shown in Note 13.

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Note 31	Accounting Policies, Estimates and Judgments continued	in millions of US dollars except as otherwise noted

Topic	Accounting Policies			Accounting Estimates and Judgments [1]
Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique.

Fair value measurements are categorized into levels based on the degree to which inputs are observable and their significance:

Fair values estimates:

• are at a point-in-time and may change in subsequent reporting periods due to market conditions or other factors;

• can be determined using multiple methods, which can cause values (or a range of reasonable values) to differ; and

• may require assumptions about costs/prices over time, discount and inflation rates, defaults and other relevant variables.

	Level 1	Level 2	Level 3

	Unadjusted quoted prices (in active markets accessible at the measurement date for identical assets or liabilities).	Quoted prices (in markets that are not active or based on inputs that are observable for substantially the full term of the asset or liability).	Prices or valuation techniques that require inputs that are both unobservable and significant to the overall measurement.

Determination of the level hierarchy is based on the company’s assessment of the lowest level input that is significant to the fair value measurement and is subject to estimation and judgment.

Prepaid Expenses	Freight, transportation and distribution costs related to product inventory stored at warehouse and terminal facilities are classified as prepaid expenses.			Not applicable.

Restructuring Charges

Plant shutdowns, sales of business units or other corporate restructurings may trigger restructuring costs. Incremental costs for employee termination, contract termination and other exit costs are recognized as a liability and an expense when:

• a detailed formal plan for restructuring has been demonstrably committed to;

• withdrawal is without realistic possibility; and

• a reliable estimate can be made.

Restructuring activities are complex, can take several months to complete and usually involve reassessing estimates throughout the process.

Foreign Currency Transactions

Items included in the consolidated financial statements of the company and each of its subsidiaries are measured using the currency of the primary economic environment in which the individual entity operates (“the functional currency”).

Foreign currency transactions are generally translated to US dollars at the average exchange rate for the previous month. Monetary assets and liabilities are translated at period-end exchange rates. Foreign exchange gains and losses resulting from the settlement of such transactions, and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies, are recognized and presented in the consolidated statements of income within other (expenses) income, as applicable, in the period in which they arise.

Non-monetary assets and liabilities carried at fair value are translated using the exchange rate at the date when the fair value is determined and translation differences are recognized as part of changes in fair value. Translation differences on non-monetary financial assets such as investments in equity securities classified as available-for-sale are included in OCI. Non-monetary assets measured at historical cost are translated at the average monthly exchange rate prevailing at the time of the transaction, unless the exchange rate in effect on the date that the transaction occurred is available and it is apparent that such rate is a more suitable measurement.

The consolidated financial statements are presented in United States dollars (“US dollars”), which was determined to be the functional currency of the company and the majority of its subsidiaries.

1 Certain of the company’s policies involve accounting estimates and judgments because they require the company to make subjective or complex judgments about matters that are inherently uncertain and because of the likelihood that materially different amounts could be reported under different conditions or using different assumptions.

122	PotashCorp 2017 Annual Report

Note 31	Accounting Policies, Estimates and Judgments continued	in millions of US dollars except as otherwise noted

Standards, Amendments and Interpretations Effective and Applied

The International Accounting Standards Board (“IASB”) and International Financial Reporting Interpretations Committee (“IFRIC”) have issued the following standards and amendments or interpretations to existing standards that were effective and applied by the company.

Standard	Description	Impact
Amendments to IAS 7, Statement of Cash Flows	Issued to require a reconciliation of the opening and closing liabilities that form part of an entity’s financing activities, including both changes arising from cash flows and non-cash changes.	Adopted prospectively effective January 1, 2017, with required disclosures included in Note 10.
Amendments to IAS 12, Income Taxes	Issued to clarify the requirements on recognition of deferred tax assets for unrealized losses on debt instruments measured at fair value.	Adopted effective January 1, 2017, with no change to these annual consolidated financial statements.

Standards, Amendments and Interpretations Not Yet Effective and Not Applied

The IASB and IFRIC have issued the following standards and amendments or interpretations to existing standards that were not yet effective and not applied as at December 31, 2017. The company does not anticipate early adoption of these standards at this time.

Standard	Description	Expected Impact	Effective Date [1]
IFRS 15, Revenue From Contracts With Customers

Issued to provide guidance on the recognition of revenue from contracts with customers, including multiple-element arrangements and transactions not previously addressed comprehensively, and enhance disclosures about revenue.

		The company’s assessment of the standard is complete with no significant changes to accounting policies, estimates or judgments. Additional disclosures will be included in its 2018 annual consolidated financial statements. Revenue recognition will remain largely unchanged including no cumulative adjustment required to the opening balance of retained earnings or to any financial statement line items in the current reporting period.	The company will adopt the standard effective January 1, 2018, using the modified retrospective method.
IFRS 9, Financial Instruments

Issued to replace IAS 39, providing guidance on the classification, measurement and disclosure of financial instruments and introducing a new hedge accounting model.

Basis for conclusions was updated to clarify the accounting for a modification or exchange of a financial liability, measured at amortized cost, does not result in derecognition. If the gross carrying amount is changed it will lead to an immediate gain or loss in profit or loss.

		Upon adoption of the standard, the company will reclassify realized cash flow hedges as a basis adjustment to finished goods inventory, recorded directly through accumulated other comprehensive income (net of income taxes). Available-for-sale investments will be measured at fair value through OCI.	January 1, 2018, applied retrospectively with certain exceptions.
Amendments to IFRS 2, Share-Based Payment	Issued to provide clarification on the classification and measurement of share-based transactions. Specifically, accounting for cash-settled share-based transactions, share-based payment transactions with a net settlement feature and modifications of share-based payment transactions that change classification from cash-settled to equity-settled.	No significant impacts are anticipated.	January 1, 2018, with the option of retrospective or prospective application.
IFRS 16, Leases	Issued to supersede IAS 17, IFRIC 4, SIC-15 and SIC-27, providing the principles for the recognition, measurement, presentation and disclosure of leases. Lessees would be required to recognize assets and liabilities for the rights and obligations created by leases. Lessors would continue to classify leases using a similar approach to that of the superseded standards but with enhanced disclosure to improve information about a lessor’s risk exposure, particularly to residual value risk.	The company is reviewing the standard to determine the potential impact.	January 1, 2019, applied retrospectively with certain practical expedients available.

PotashCorp 2017 Annual Report	123

Note 31	Accounting Policies, Estimates and Judgments continued	in millions of US dollars except as otherwise noted

Standard	Description	Expected Impact	Effective Date [1]
IFRIC 23, Uncertainty Over Income Tax Treatments	Issued to provide guidance on recognition and measurement of uncertain income tax treatments.	The company is reviewing the standard to determine the potential impact, if any.	January 1, 2019, applied retrospectively with certain practical expedients available.
Amendments to IAS 28, Long-term Interests in Associates and Joint Ventures	Issued to clarify that IFRS 9, including its impairment requirements, applies to long-term interests in associates and joint ventures that form part of an entity’s net investment in these investees.	The company is reviewing the standard to determine the potential impact, if any.	January 1, 2019, applied retrospectively.
Amendments to IAS 19, Employee Benefits	Issued to require the use of updated assumptions when determining current service cost and net interest for the remainder of the period after a plan amendment, curtailment or settlement. Also required is any reduction in surplus, even amounts not previously recognized due to an asset ceiling limitation, to be recognized in profit or loss as part of past service cost or a gain or loss on settlement.	The company is reviewing the standard to determine the potential impact, if any.	January 1, 2019, applied prospectively.
IFRS 17, Insurance Contracts	Issued to replace IFRS 4, providing guidance for the recognition, measurement, presentation and disclosure of insurance contracts giving consideration to: substantive rights and obligations arising from a contract, law or regulation; enforceable rights and obligations in a contract; and whether contracts are written, oral or implied by customary business practices.	Although the company does not underwrite insurance contracts, all significant contracts will be reviewed under the scope of the standard to determine the potential impact, if any.	January 1, 2021, applied retrospectively with certain practical expedients available.

1 Effective date for annual periods beginning on or after the stated date.

124	PotashCorp 2017 Annual Report

in millions of US dollars except as otherwise noted

Note 32	Merger of Equals with Agrium

Business Combination

Accounting Policies	Accounting Estimates and Judgments

Business combinations are recognized as follows:

• Acquisitions of subsidiaries and businesses are accounted for using the acquisition method.

• Consideration for each acquisition is measured at the aggregate of the fair values of assets given, liabilities incurred or assumed, and equity instruments issued in exchange for control of the acquiree at the acquisition date.

• The acquisition date is the date the company obtains control over the acquiree and is generally the day the purchase consideration transfers.

• At the acquisition date, the identifiable assets acquired and liabilities assumed are recognized at their fair values with the exception of deferred taxes, employee benefit arrangements, replaced acquiree share-based payment awards and assets held for sale, where IFRS provides exceptions to recording amounts at fair value.

• Acquisition-related costs are recognized in earnings as incurred.

• On an acquisition-by-acquisition basis, non-controlling interest (if any) in the acquiree is recognized either at fair value or at the noncontrolling interest’s proportionate share of the acquiree’s net assets.

• The excess of total consideration for each acquisition plus non-controlling interest in the acquiree, over the fair value of the identifiable net assets acquired, is recorded as goodwill. If the total consideration plus non-controlling interest is less than the fair value of the net assets acquired, a purchase gain is recognized in earnings.

• If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, provisional amounts are recorded for the incomplete items. The measurement period is the period from the date of acquisition to the date complete information about facts and circumstances that existed as of the acquisition date is received, subject to a maximum of one year. Provisional amounts are retrospectively adjusted during the measurement period, or recognized as additional assets or liabilities to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the amounts recognized as of that date.

Estimation is required to allocate the purchase consideration to the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed.

Judgment is required to determine which entity is the acquirer in a merger of equals.

PotashCorp 2017 Annual Report	125

Note 32	Merger of Equals with Agrium continued	in millions of US dollars except as otherwise noted

Supporting Information

On January 1, 2018, after receiving all required regulatory approvals, the company and Agrium combined their businesses in a merger of equals by becoming wholly owned subsidiaries of a new parent company named Nutrien. On January 2, 2018, the merged entity began trading on the Toronto Stock Exchange and New York Stock Exchange (NYSE) under the symbol NTR, and the shares of PotashCorp and Agrium were delisted. Shareholders of PotashCorp received 0.400 common shares of Nutrien for each PotashCorp share held and shareholders of Agrium received 2.230 common shares of Nutrien for each Agrium share held. The exchange ratios represent the respective closing share prices of each company’s common shares at market close on the NYSE on August 29, 2016, the last trading day prior to when the companies announced that they were in preliminary discussions regarding a merger of equals, which is consistent with the approximate 10-day and 60-day volume weighted average prices through that date. PotashCorp is the acquirer for accounting purposes, and as a result, the financial statements and related notes of Nutrien in 2018 and beyond will reflect the operations of Nutrien. Figures for 2017 and prior will reflect the operations of PotashCorp. The purchase consideration is approximately $16 billion.

Key dates of the Merger:

•	September 11, 2016 - The company entered into an agreement with Agrium to combine their businesses under the Canada Business Corporations Act.

•	November 3, 2016 - The plan of arrangement was approved by shareholders of both companies.

•	November 7, 2016 - The Ontario Superior Court of Justice issued a final order approving the plan of arrangement.

•	October 18, 2017 - Conditional approval was received from the Competition Commission of India, requiring PotashCorp to divest minority shareholdings in SQM, APC and ICL within a period of 18 months from the issuance of the order.

•	November 6, 2017 - Agrium signed definitive asset sales agreements to divest its Conda phosphate and North Bend nitric acid operations intended to address United States regulatory concerns.

•	November 7, 2017 - Approval was received from China’s Ministry of Commerce, conditioned on the divestiture of PotashCorp’s minority shareholdings in SQM and APC within 18 months, and ICL within nine months, from the closing of the Merger.

•	December 27, 2017 - Clearance was received from the United States’ Federal Trade Commission conditional on certain divestitures by Agrium.

The sale of PotashCorp’s interest in ICL closed on January 24, 2018. Agrium completed the dispositions of certain operations on January 12, 2018, as required by the conditional approval of the Merger from the United States’ Federal Trade Commission.

The companies had previously received unconditional regulatory clearance from Canada, Brazil and Russia.

Agrium is a retail distributor of agricultural crop inputs, providing growers with fertilizer, crop protection products, seed, services and solutions. Agrium is also one of the largest manufacturers of fertilizer in the world producing and marketing all three major crop nutrients – nitrogen, potash and phosphate.

Nutrien is expected to be the largest crop nutrient company in the world, the third largest natural resource company in Canada, a low-cost producer of potash and high-quality nitrogen and phosphate, integrated with a leading global retail distribution platform.

Due to the timing of the Merger and the ongoing nature of the valuation process for Agrium’s global operations, the following fair values were not available as of February 20, 2018: tangible or intangible assets; liabilities incurred; contingent consideration; indemnification assets; gross contractual amounts receivable; contractual cash flows not expected to be collected; major classes of assets and liabilities; contingent liabilities; goodwill deductible for tax purposes; and transactions separately recognized from acquired assets and assumed liabilities, including acquisition-related costs.

On acquisition date, the fair value considerations of cash and receivables transferred to Nutrien were $466 and $2,424, respectively.

Goodwill is anticipated to be comprised of expected synergies from: bringing together world-class nutrient production assets and retail distribution, providing an integrated platform with multiple paths for growth; creating annual run-rate operating synergies; enhancing financial flexibility through the use of a strong balance sheet and improved cash flows, enabling the support of growth initiatives and shareholder returns; and leveraging best-in-class leadership and governance through the combination of two experienced teams that are focused on creating long-term value.

126	PotashCorp 2017 Annual Report

Note 32	Merger of Equals with Agrium continued	in millions of US dollars except as otherwise noted

If the accounting acquisition of Agrium occurred on January 1, 2017, pro forma revenue and net earnings as at December 31, 2017 would have been $18,242 and $816, respectively. In accordance with IFRS, the final fair values are expected to be determined within 12 months from the acquisition date.

Contingent liabilities acquired but not recognized include:

Idaho phosphate mining and processing sites

•	Nu-West Industries, Inc. (“Nu-West”), a wholly owned subsidiary of Agrium, has been working co-operatively with federal and state agencies on environmental remediation at existing and former phosphate mining and processing sites in Idaho. Nu-West has been notified of potential violations of federal and state statutes by US federal and state agencies. Depending on the site, Nu-West is in the investigation or risk assessment stage or has, for some sites, begun preliminary remediation work under agreements with the agencies. Completion of investigations, risk assessments or preliminary work will enable Nu-West and the agencies to determine what, if any, remediation work will be required. During 2016 and 2017, Nu-West completed substantial remedial construction and investigative fieldwork for certain of the Idaho sites. Results of the construction and site monitoring will determine future investigation and remediation requirements. In 2015, Nu-West received a Notice of Intent advising that trustees for US federal and state agencies will conduct a damage assessment at the Idaho phosphate mining and processing sites. Discussions with the trustees, including negotiation of the scope of future remediation, continued in 2017; the assessment may take many years to mature to a stage where the trustees assert a claim for damages.

Manitoba mining properties

•	In 1996, Agrium acquired Viridian Inc. (“Viridian”). Viridian has retained certain liabilities associated with the Fox Mine - a closed mineral processing site near Lynn Lake, Manitoba. Viridian was amalgamated with Agrium in 2017. Agrium is currently treating water draining from the site to meet provincial downstream water quality standards. Agrium has substantially completed the investigation phase of remediation and is currently in discussions with the Province of Manitoba regarding remedial alternatives selection. Concurrence and approval from the Province of a remedial design are expected within the next 12-36 months. For this matter, we have not disclosed information about the amount accrued for site remediation because disclosure of such information would seriously prejudice our position in discussions with the Province. There were no significant developments in 2017.

Other events occurring after December 31, 2017 related to the Merger include:

Event	Location
Sale of ICL	Note 19, Page 91
Share-based compensation plan modifications	Note 27, Page 110
Acquisition of Agrichem	See below

On January 29, 2018, Nutrien announced the planned acquisition of Agrichem, a leading Brazilian specialty plant nutrition and plant health product company. The acquisition will be made in two tranches, with 80 percent of the business expected to be acquired by the end of March 2018. The remaining 20 percent of the business is expected to be acquired in 2019, with the price being based on 2018 earnings before interest, taxes, depreciation and amortization levels. Closing of the transaction is subject to regulatory approvals and satisfaction of customary conditions precedent.

Note 33	Comparative Figures

In 2017, 2016 and 2015, prior period amounts classified as share of earnings of equity-accounted investees, dividend income and income tax recovery (expense) relating to discontinued operations, as described in Note 19, were reclassified from operating income and income tax recovery (expense) to net income from discontinued

operations on the consolidated statements of income. The remaining immaterial amounts associated with continuing operations for share of earnings of equity-accounted investees, dividend income and impairment of available-for-sale investment were aggregated in other (expenses) income in Note 6. Transaction costs that were previously included in other (expenses) income were reported as a separate line item in the consolidated statements of income given their significance in Note 6. Impairment for available-for-sale investment of $10 in 2016 was combined with other long-term liabilities and miscellaneous in Note 10 as the amount was not considered significant.

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